                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     Pharmaceutical Marketing Services Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
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                         (Title of class of securities)

                                    717123103
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                                 (CUSIP NUMBER)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                          Telephone No. (919) 821-1220
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Robert A. Schwed, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                            New York, New York 10111
                          Telephone No. (212) 841-5700

                                December 14, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
             schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g)
                            check the following box  [ ].

CUSIP NO. 717123103                    13D                          Page 2 of 9

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1.             NAME OF REPORTING PERSONS
               Quintiles Transnational Corp.

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               EIN 56-1714315
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2.             CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                        (a)     [ ]
                                                                                       (b)     [ ]

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3.             SEC USE ONLY

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4.             SOURCE OF FUNDS
               WC
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(D) OR 2(E)                                                   [ ]
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6.             CITIZENSHIP OR PLACE OF ORGANIZATION
               North Carolina
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NUMBER OF SHARES       7.             SOLE VOTING POWER
BENEFICIALLY OWNED                    2,466,947*
BY EACH                ---------------------------------------------------------------------------------
REPORTING              8.             SHARED VOTING POWER
PERSON WITH                           -0-
                       ---------------------------------------------------------------------------------
                       9.             SOLE DISPOSITIVE POWER
                                      2,466,947*
                       ---------------------------------------------------------------------------------
                       10.            SHARED DISPOSITIVE POWER
                                      -0-
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11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,466,947*
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12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                    [ ]
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13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               16.6%**
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14.            TYPE OF REPORTING PERSON
               CO
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         * Beneficial ownership of 2,466,947 shares of common stock reported herein is being reported solely as a result of the stock option granted pursuant to the Stock Option Agreement described in Item 4. The option granted pursuant to the Stock Option Agreement has not yet become exercisable and, accordingly, no shares of common stock have been acquired. Quintiles Transnational Corp. expressly disclaims beneficial ownership of such shares.

         ** Assumes a total of 14,874,068 shares outstanding, adjusted to reflect the issuance of the full amount of common stock pursuant to the Stock Option Agreement.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Reporting Person's beneficial ownership of 2,466,947 shares of the Common Stock, $.01 par value per share of Pharmaceutical Marketing Services Inc., a Delaware corporation ("PMSI"). The principal address of PMSI is Suite 912, 45 Rockefeller Plaza, New York, New York 10111.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The Reporting Person is Quintiles Transnational Corp., a North Carolina corporation ("Quintiles").

         (b) The Reporting Person's principal business is providing contract research, sales, marketing and health care policy consulting and health information management services to the global pharmaceutical, biotechnology, medical device and health care industries. Quintiles' contract research services include development services focused on helping its clients through the development and regulatory approval of a new drug or medical device. Quintiles' contract sales services, including sales and specialized marketing support services, focus on helping its clients achieve commercial success for a new product or medical device. Quintiles also offers healthcare policy research and management consulting which emphasize improving the quality, availability and cost-effectiveness of healthcare.

         (c) The Reporting Person's principal business address is 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. The name, business address and present principal occupation of each executive officer and director of the Reporting Person are set forth in Schedule I hereto, which is incorporated herein by reference.

         (d), (e) During the last five years, neither the Reporting Person, nor, to the Reporting Person's best knowledge, any executive officer or director of the Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best of the Reporting Person's knowledge, with the exception of Dennis B. Gillings who has joint citizenship between the United Kingdom and the United States of America; E.G.F. Brown and David F. White, who are both citizens of the United Kingdom; and Ludo J. Reynders, who is a citizen of Belgium, each of the persons listed in Schedule I is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4, PMSI has granted to Quintiles an option pursuant to which Quintiles has the right, upon the occurrence of certain events (none of which has occurred as of the date hereof), to purchase up to 2,466,947 shares of common stock of PMSI, par value $.01 ("PMSI Common Stock") (subject to adjustment in certain circumstances) at a price per share equal to $12.00 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and Quintiles were to exercise the Option on the date hereof, the funds required to purchase the shares of PMSI Common Stock issuable upon such exercise would be $29,603,364.00. It is currently anticipated that such funds would be derived from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         (a) - (j) Quintiles is seeking to acquire the entire equity interest in PMSI pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

         The Merger Agreement. On December 14, 1998, Quintiles entered into a Merger Agreement (the "Merger Agreement") with QTRN Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of Quintiles ("Sub"), and PMSI, which provides for PMSI to merge with and into Sub, with Sub continuing as the surviving corporation (the "Merger"). Upon consummation of the Merger, PMSI will become a wholly-owned subsidiary of Quintiles.

         The Merger Agreement calls for the individual PMSI shareholders to exchange their PMSI Common Stock for Quintiles common stock, par value $.01 ("Quintiles Common Stock") either by exchanging all their shares at closing, or electing to exchange half of their shares at closing and defer receipt of the other half for 75 days. If the shareholder elects to defer, he or she will also receive a contingent value payment (the "CVP") for each share of Quintiles common stock received on the 75th day after closing (the "Maturity Date"). Payment under the CVPs, if any, will equal the amount by which the average closing price of Quintiles Common Stock for the 10 trading days ending on the day that is two days immediately preceding the closing, (the "Average Trading Price") exceeds the average closing price of Quintiles Common Stock for 10 trading days selected at random out of the 20 trading days prior to Maturity Date. A PMSI shareholder who elects to defer receipt of Quintiles shares may choose to receive those shares at any time prior to the Maturity Date but will forfeit the right to receive CVPs with respect to such shares. The right to receive a cash payment under the CVPs, if any, will terminate if at any time during the 20 trading days preceding the Maturity Date either (i) a shareholder's "short position" in Quintiles Common Stock (determined in accordance with Rule 14e-4(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but without taking into account the CVPs) exceeds such shareholder's "long position" in Quintiles Common Stock (determined in accordance with such rule) or (ii) a shareholder takes any action to manipulate the price of Quintiles Common Stock which would violate Section 9 of the Exchange Act. In addition, the CVPs will terminate if the average closing price of Quintiles Common Stock exceeds the Average Trading Price for any period of 30 consecutive days prior to the Maturity Date. The final exchange ratio for determining the number of Quintiles shares to be issued to PMSI shareholders will be determined by dividing $15.40 by the Average Trading Price.

         Pursuant to the Merger Agreement, (i) the articles of incorporation and the bylaws of Sub as in effect immediately prior to the Effective Time (as defined in the Merger Agreement) will be the articles of incorporation and bylaws of the surviving corporation, (ii) the directors of Sub serving immediately prior to the Effective Time of the Merger will become the directors of the surviving corporation and (iii) the officers of Sub holding office immediately prior to the Effective Time of the Merger will become the officers of the surviving corporation. In the event the Merger is consummated, the PMSI Common Stock (symbol "PMRX") will be delisted from the Nasdaq National Market and any other exchange, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Consummation of the Merger is subject to regulatory approvals, and the satisfaction of other customary terms and conditions set forth in the Merger Agreement, including the approval of the shareholders of PMSI. Under certain circumstances the Merger Agreement may be terminated if Quintiles stock is trading outside of the $41.55 to $62.32 range.

         The Option Agreement. In connection with the Merger Agreement, Quintiles and PMSI entered into a Stock Option Agreement, dated as of December 14, 1998 (the "Option Agreement"), pursuant to which Quintiles was granted the Option. The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised.

         Subject to applicable law and regulatory restrictions, Quintiles may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) has occurred, provided that, except as otherwise provided in the Option Agreement, the Option shall terminate upon the earliest to occur of (i) the time and date on when the Merger becomes effective, (ii) 12 months after the first occurrence of a Purchase Event or (iii) termination of the Merger Agreement prior to the occurrence of a Purchase Event. Notwithstanding the termination of the Option, Quintiles shall be entitled to purchase those Option Shares (as defined below) with respect to which it has exercised the Option prior to its termination.

         As defined in the Option Agreement, a "Purchase Event" means the termination of the Merger Agreement under any circumstance which would entitle Quintiles or PMSI to receive any fee from PMSI pursuant to Section 8.02(a) of the Merger Agreement, provided, however, that the termination of the Merger Agreement (except pursuant to Section 7.01(b) thereof) after the occurrence of any event described in Section 8.02(a)(i)(B)(x) thereof shall constitute a Purchase Event whether or not any event described in Section 8.02(a)(i)(B)(y) of the Merger Agreement shall have occurred.

         The maximum amount of compensation Quintiles is entitled to receive in the event of termination of the Merger Agreement pursuant to the terms thereof and the terms of the Option Agreement is $9,000,000. If Quintiles' Total Profit (as defined in the Option Agreement) would exceed $9,000,000, Quintiles, at its sole discretion, has the right to take any of the following actions, or a combination thereof, to reduce its actually realized Total Profit to $9,000,000:
(1) reduce the number of shares subject to the Option, (2) deliver to PMSI for cancellation shares of PMSI Common Stock (or other securities into which the shares underlying the option are converted or exchanged) or (3) pay cash to PMSI.

         In the event Quintiles is entitled to and wishes to exercise the Option, it shall send to PMSI a written notice (the date of which being referred to as the "Notice Date" in the Option Agreement) specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase. A closing shall be held only if (A) such purchase would not otherwise violate or cause the violation of applicable law (including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and (B) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered into, or enforced by any Governmental Entity (as defined in the Option Agreement) which prohibits delivery of the Option Shares, whether temporary, preliminary or permanent; provided, however, that the parties to the Option Agreement shall use their best efforts to have any such decree, order or injunction vacated or reversed. If the Option closing cannot be consummated by reason of a restriction set forth in clause (A) or (B) above, notwithstanding the provisions of Section 2(a) of the Option Agreement, the Closing Date shall be within 20 business days following the elimination of such restriction.

         Quintiles has the right to cause PMSI to prepare and file up to two registration statements under the Securities Act of 1933, as amended, in order to permit the sale by Quintiles of any Option Shares purchased under the Option.

         In the event of any change in PMSI Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately. If any additional shares of PMSI Common Stock are issued after the date of the Option Agreement, the number of shares of PMSI Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of PMSI Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

         In the event that PMSI shall enter into an agreement (i) to consolidate with or merge into any person, other than Quintiles or one of its subsidiaries, in which PMSI shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Quintiles or one of its subsidiaries, to merge into PMSI in which PMSI shall be the continuing or surviving corporation, but, in connection with such merger, the shares of PMSI Common Stock outstanding immediately prior to the consummation of such merger shall be changed into or exchanged for stock or other securities of PMSI or any other person or cash or any other property, or the shares of PMSI Common Stock outstanding immediately prior to the consummation of such merger shall after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Quintiles or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth therein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Quintiles, of either (I) the Acquiring Corporation (as defined in the Option Agreement) or (II) any person that controls the Acquiring Corporation.

         The Substitute Option shall have the same terms as the Option; provided that the Substitute Option shall be exercisable immediately upon issuance without the occurrence of a Purchase Event with respect to the Substitute Option. In addition, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Quintiles. In no event shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock (as defined in the Option Agreement) outstanding prior to exercise of the Substitute Option.

         Quintiles may assign the Option Agreement in whole to any affiliate of Quintiles at any time. Quintiles may not, without the prior written consent of PMSI, assign the Option Agreement to any other person, except upon the occurrence of a Purchase Event. The Option Agreement is not assignable by PMSI except by operation of law.

         Copies of the Merger Agreement and the Option Agreement are filed as Exhibits A and B, respectively, to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

         Other than as described above in Item 3 and this Item 4, neither Quintiles nor, to the best of Quintiles' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although Quintiles reserves the right to develop such plans.)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Quintiles may be deemed to be the beneficial owner of the shares of PMSI Common Stock issuable upon exercise of the Option (the "Option Shares"). As provided in the Option Agreement, Quintiles may exercise the Option only upon the happening of one or more events, none of which has occurred as of the date of this report. (See Item 4 hereof.) If the Option were exercised in full, the Option Shares would represent approximately 19.9% of the currently outstanding PMSI Common Stock and 16.6% of the PMSI Common Stock after giving effect to the issuance of such Option Shares. The Option is exercisable for 2,466,947 shares of PMSI Common Stock. Quintiles has no right to vote or dispose of the Option Shares unless and until such time as the Option is exercised. To the best knowledge of Quintiles, none of the persons listed in
Schedule I hereto beneficially owns any shares of PMSI Common Stock.

         (b) If Quintiles were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of PMSI Common Stock covered thereby.

         (c) Quintiles acquired the Option in connection with the Merger Agreement. See Item 4 hereof. To the best knowledge of Quintiles, none of the persons listed in Schedule I hereto has effected any transactions in PMSI Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 4 and Item 5 hereof, neither Quintiles nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of PMSI, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (A) Merger Agreement, dated as of December 14, 1998, among
            Quintiles Transnational Corp., QTRN Acquisition Corp., and Pharmaceutical Marketing Services Inc.

Exhibit (B) Stock Option Agreement, dated December 14, 1998, between
            Quintiles Transnational Corp. and Pharmaceutical Marketing Services Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1998
                                 QUINTILES TRANSNATIONAL CORP.



                                 By:    /s/ Rachel R. Selisker
                                        -------------------------------------
                                 Name:  Rachel R. Selisker
                                 Title: Chief Financial Officer and
                                        Executive Vice President Finance

                                   SCHEDULE 1

        DIRECTORS AND EXECUTIVE OFFICERS OF QUINTILES TRANSNATIONAL CORP.


         The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. ("Quintiles") are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Quintiles and the address of each person is c/o Quintiles 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703. With the exception of Dennis B. Gillings who has joint citizenship between the United Kingdom and the United States of America; E.G.F. Brown and David F. White, who are both citizens of the United Kingdom; and Ludo J. Reynders, who is a citizen of Belgium, each of the persons listed in
Schedule I is a citizen of the United States of America.

Name                                Present Principal Occupation
----                                ----------------------------

Dennis B. Gillings, Ph.D............Chairman of the Board of Directors and
                                    Chief Executive Officer

Rachel R. Selisker..................Chief Financial Officer, Executive Vice
                                    President Finance and Director

Gregory D. Porter...................Executive Vice President, Chief
                                    Administrative and Legal Officer

Robert C. Bishop, Ph.D..............Director
                                    President, Chief Executive Officer and
                                    Director of AutoImmune, Inc., a
                                    biotechnology company
                                    128 Spring Street
                                    Lexington, Massachusetts 02173

Vaughn D. Bryson....................Director
                                    President of Life Science Advisors, LLC, a biopharmaceutical and medical device consulting firm
                                    9589 Valparaiso Court
                                    Indianapolis, Indiana 46286

Santo J. Costa......................President, Chief Operating Officer and
                                    Director

Chester W. Douglass, Ph.D...........Director
                                    Professor and Chairman of the Department of Oral Health Policy and Epidemiology, School of Dental Medicine, Harvard University
                                    188 Longwood Avenue
                                    Boston, Massachusetts 02115

Lawrence S. Lewin...................Chief Executive Officer,
                                    The Lewin Group, and Director

Arthur M. Pappas....................Director
                                    Chairman and Chief Executive Officer of A.M.
                                    Pappas & Associates, LLC, an international management and consulting services company P.O. Box 14112
                                    Research Triangle Park
                                    North Carolina 27709

Ludo J. Reynders, Ph.D..............Chief Executive Officer, Quintiles CRO, and
                                    Director

David F. White......................Chief Executive Officer, Innovex Limited,
                                    and Director

Name                                Present Principal Occupation
----                                ----------------------------
E.G.F. Brown........................Director
                                    Managing Director of Tibbett & Britten Group plc
                                    Ross House, 1 Shirley Road
                                    Windmill Hill, Enfield
                                    Middlesex EN2 65B UNITED KINGDOM

Eric J. Topol, M.D..................Director
                                    Chairman of the Department of Cardiology and co-director of the Heart Center at The Cleveland Clinic Foundation and Director of Joseph J. Jacobs Center for Thrombosis & Vascular Biology
                                    F25, 9500 Euclid Avenue
                                    Cleveland, Ohio 44195

Virginia V. Weldon, M.D.............Director
                                    Director of the Center for the Study of
                                    American Business, Washington University
                                    Campus Box 1027
                                    Eliot Hall, Room 300
                                    One Brookings Drive
                                    St. Louis, Missouri 63130-4899

                                  EXHIBIT INDEX

Exhibit A      Merger Agreement

Exhibit B      Stock Option Agreement

                                    EXHIBIT A

                                MERGER AGREEMENT

                                MERGER AGREEMENT


                          DATED AS OF DECEMBER 14, 1998


                                  BY AND AMONG


                         QUINTILES TRANSNATIONAL CORP.,

                             QTRN ACQUISITION CORP.,

                                       AND

                     PHARMACEUTICAL MARKETING SERVICES INC.

         MERGER AGREEMENT, dated as of December 14, 1998, by and among Quintiles Transnational Corp., a North Carolina corporation ("Parent"), QTRN Acquisition Corp., a North Carolina corporation and a direct wholly-owned subsidiary of Parent ("Sub"), and Pharmaceutical Marketing Services Inc., a Delaware corporation (the "Company").

         WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have determined that the merger of the Company with and into Sub (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their respective stockholders;

         WHEREAS, such Boards of Directors have approved the Merger, pursuant to which each share of common stock, par value $.01 per share, of the Company (the "Company Common Stock", which term also refers to and includes, unless the context otherwise requires, the associated Rights, as defined in Section 8.04) issued and outstanding immediately prior to the Effective Time of the Merger (as defined in Section 1.03), other than shares owned directly by the Company, Parent or Sub, will be converted into the right to receive, at the election of each holder of Company Common Stock, either (i) common stock, par value $.01 per share, of Parent ("Parent Common Stock") or (ii) Parent Common Stock and a Contingent Value Payment (individually a "CVP" and collectively the "CVPs"), pursuant to the terms and conditions of the CVPs as described in Exhibit A hereto;

         WHEREAS, the Merger and this Agreement require the vote of the holders of a majority of the outstanding shares of the Company Common Stock for the approval thereof (the "Company Stockholder Approval");

         WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition of Parent's willingness to enter into this Agreement, Parent and the Company are entering into a stock option agreement, dated as of the date hereof, in the form of Exhibit B hereto (the "Stock Option Agreement"), pursuant to which the Company is granting Parent an option to purchase shares of Company Common Stock;

         WHEREAS, Parent, Sub, and the Company desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

         WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

         NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and the Stock Option Agreement, the parties agree as follows:

                                    ARTICLE I

                                   THE MERGER

         SECTION 1.01. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the North Carolina Business Corporation Act (the "NCBA") and the Delaware General Corporation Law (the "DGCL"), the Company shall be merged with and into Sub at the Effective Time of the Merger. At the Effective Time of the Merger, the separate existence of the Company shall cease, and the Sub shall continue as the surviving corporation.

         SECTION 1.02. CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 7.01, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first business day after satisfaction of the conditions set forth in Article VI (or as soon as practicable thereafter following satisfaction or waiver of the conditions set forth in Article VI) (the "Closing Date"), at the offices of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., 2500 First Union Capitol Center, Raleigh, North Carolina 27602, unless another date, time or place is agreed to in writing by the parties hereto.

         SECTION 1.03. EFFECTIVE TIME OF THE MERGER. Upon the Closing, the parties shall file with the Secretary of State of the State of North Carolina and the Secretary of State of the State of Delaware articles (or certificate in Delaware) of merger (the "Articles of Merger") executed in accordance with the relevant provisions of the NCBCA and the DGCL and shall make all other filings or recordings required under the NCBCA and the DGCL. The Merger shall become effective at such time on the Closing Date as the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina and the Secretary of State of the State of Delaware, or at such other time on the Closing Date as is permissible in accordance with the NCBCA and the DGCL and as Sub and the Company shall agree should be specified in the Articles of Merger (the time the Merger becomes effective being the "Effective Time of the Merger").

         SECTION 1.04. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the applicable provisions of the NCBCA and the DGCL. As used herein, "Surviving Corporation" shall mean and refer to the Sub, at and after the Effective Time of the Merger, as the surviving corporation in the Merger.

         SECTION 1.05. ARTICLES OF INCORPORATION; BY-LAWS.

                  (a) At the Effective Time of the Merger, and without any further action on the part of the Company or Sub, the articles of incorporation of Sub as in effect immediately prior to the Effective Time of the Merger shall be the articles of incorporation of the Surviving Corporation at the Effective Time of the Merger until thereafter amended as provided therein or by applicable law, except that the name of Sub in such articles of incorporation will be changed to be Quintiles Scott-Levin, Inc.

                  (b) At the Effective Time of the Merger, and without any further action on the part of the Company or Sub, the by-laws of Sub as in effect immediately prior to the Effective Time of the Merger shall be the by-laws of the Surviving Corporation at the Effective Time of the Merger until thereafter changed or amended as provided therein or by applicable law.

         SECTION 1.06. DIRECTORS. The directors of Sub immediately prior to the Effective Time of the Merger shall be the directors of the Surviving Corporation at the Effective Time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

         SECTION 1.07. OFFICERS. The officers of Sub immediately prior to the Effective Time of the Merger shall be the officers of the Surviving Corporation at the Effective Time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

                                   ARTICLE II

    EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

         SECTION 2.01. EFFECT ON CAPITAL STOCK. As of the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the Company, Sub or any holder of any shares of Company Common Stock or any shares of capital stock of Sub:

                  (a) Cancellation of Treasury Stock and Parent-Owned Company Common Stock. Each share of Company Common Stock that is owned by the Company, Parent or Sub shall automatically be cancelled and retired and shall cease to exist, and no cash, Parent Common Stock, CVPs or other consideration shall be delivered or deliverable in exchange therefor.

                  (b)      Conversion of Company Common Stock. Subject to
Section 2.02(e), each issued and outstanding share of Company Common Stock (other than shares cancelled pursuant to Section 2.01(a)) shall be converted into the right to receive, at the election of the holder thereof, either (i) on the Closing Date, that fraction of a fully paid and nonassessable share of Parent Common Stock determined by dividing Fifteen Dollars and Forty Cents ($15.40) by the "Average Trading Price" (the "Exchange Ratio") or (ii) (A) on the Closing Date, that fraction of a fully paid and nonassessable share of Parent Common Stock determined by dividing the Exchange Ratio in half and (B) at any time on or prior to the Maturity Date (as defined in Exhibit A), as specified by such holder, that fraction of a fully paid and nonassessable share of Parent Common Stock determined by dividing the Exchange Ratio in half and (C) on the Maturity Date, on the terms but subject to the further conditions described in Exhibit A and the following two sentences, a CVP (the consideration described in each of subparagraphs 2.01(b)(i) and 2.01(b)(ii) herein is individually referred to as the "Per Share Merger Consideration"). For each share of Parent Common Stock received by a former holder of Company Common Stock on the Maturity Date, Parent shall pay to such holder, on the terms but subject to the further conditions set forth in Exhibit A, cash equal to the amount, if any, as determined by Parent, by which the Average Trading Price exceeds the CVP Average Trading

Price (as defined in Exhibit A). Shares of Parent Common Stock received by a former holder of Company Common Stock prior to the Maturity Date shall not give rise to any entitlement to a CVP. For purposes of this Agreement, "Average Trading Price" shall mean the average of the closing prices per share of the Parent Common Stock on the Nasdaq National Market (or such United States exchange on which the Parent Common Stock is then listed) for the aggregate of ten (10) trading days ending on the day which is two (2) days immediately preceding the Closing Date.

                  (c) Cancellation and Retirement of Company Common Stock. As of the Effective Time of the Merger, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (collectively, the "Certificates") shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Parent Common Stock and CVPs (and cash in lieu of fractional shares) to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.02.

         SECTION 2.02. EXCHANGE OF CERTIFICATES.

                  (a) Exchange Agent. As of the Effective Time of the Merger, Parent shall enter into an agreement with a bank or trust company organized under the laws of the United States or any state thereof with capital, surplus and undivided profits of at least Five Hundred Million Dollars ($500,000,000) as may be designated by Parent (and acceptable to the Company) (the "Exchange Agent") which shall provide that Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of the Certificates, for exchange in accordance with this Article II, certificates representing the shares of Parent Common Stock (such certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto with a record date on or after the Effective Time of the Merger and any cash payable in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the "Exchange Fund"), issuable pursuant to Section
2.01 in exchange for outstanding shares of Company Common Stock.

                  (b) Exchange Procedures. Parent shall use commercially reasonable efforts to cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time of the Merger, to each holder of record of Certificates immediately prior to the Effective Time of the Merger whose shares were converted pursuant to Section 2.01(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for, at the election of such holder, either (A) certificates representing all of the shares of Parent Common Stock issuable immediately to such holder or (B) certificates representing half of the shares of Parent Common Stock issuable immediately to such holder, with certificates representing the remaining half of the shares of Parent Common Stock issuable to such holder and the CVPs to be issued or paid, as the case may be, on or prior to the Maturity Date. The Letter of Transmittal shall also include instructions for former holders of Certificates who elect to receive Per Share Merger

Consideration in accordance with Section 2.01(b)(ii) to specify the time of issuance of Parent Common Stock pursuant to Section 2.01(b)(ii)(B). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate, in accordance with its election, shall be entitled to receive in exchange therefor either (x) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II (after taking into account all shares of Company Common Stock then held by such holder) and cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.02(e) (such certificate and cash in lieu of any fractional shares to be issued and paid immediately) or (y) (A) a certificate representing half of that number of whole shares of Parent Common Stock which such holder has a right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article II (after taking into account all shares of Company Common Stock then held by such holder) and cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.02(e), (B) a certificate representing the remaining whole shares of Parent Common Stock which such holder has a right to receive (such certificate to be issued at the time or times specified by such holder) and (C) a CVP, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the Parent Common Stock and CVPs into which the shares of Company Common Stock represented by such Certificate have been converted as provided in this Article II and the right to receive upon such surrender cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 2.02.

                  (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date on or after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(e), in each case until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate there also shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of any dividends or other distributions with a record date on or after the Effective Time of the Merger theretofore paid (but withheld pursuant to the immediately preceding sentence) with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date on or after the Effective Time of the Merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

                  (d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock and CVPs issued and made upon conversion of shares of Company Common Stock in accordance with the terms hereof, and all cash paid pursuant to Sections 2.02(c) and 2.02(e), shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock (including with respect to the Rights), and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

                  (e)      No Fractional Shares.

                           (i)      No certificates or scrip representing
fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of such issuance of fractional shares, Parent shall pay each holder of Certificates an amount in cash equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held immediately prior to the Effective Time of the Merger by such holder) would otherwise be entitled by (b) the Average Trading Price.

                           (ii)     As soon as practicable after the
determination of the amount of cash, if any, to be paid to holders of Certificates with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Certificates, subject to and in accordance with the terms of Section 2.02(c).

                  (f) Termination of Exchange Fund. Any portion of the Exchange Fund deposited with the Exchange Agent pursuant to this Section 2.02 which remains undistributed to the holders of the Certificates for six months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any holders of Certificates prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders may be entitled.

                  (g) No Liability. None of Parent, Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to three years after the Effective Time of the Merger, or immediately prior to such earlier date on which any Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock or any dividends or distributions with respect to Parent Common Stock would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.01(d)), any such Parent Common Stock or cash shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                  (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent. The Exchange Fund may be invested by the Exchange Agent, as directed by Parent, in (i) obligations of or guaranteed by the United States,
(ii) commercial paper rated A-1, P-1 or A-2, P-2, and (iii) time deposits with, including certificates of deposits issued by, any office located in the United States of any bank or trust company organized under Federal law or under the law of any state of the United States or of the District of Columbia and that has capital, surplus and undivided profits of at least Five Hundred Million Dollars ($500,000,000), and any net earnings with respect thereto shall be paid to Parent as and when requested by Parent. If, for any reason (including losses), the Exchange Fund is inadequate to pay the amounts to which holders of shares of Company Common Stock shall be entitled, Parent shall be liable for and shall deposit in the Exchange Fund sufficient funds to make the required payments.

         SECTION 2.03. TREATMENT OF OPTIONS.

                  (a) At the Effective Time of the Merger, each outstanding option to purchase Company Common Stock (a "Company Stock Option") issued pursuant to the Company's Non-Employee Directors' Stock Option Plan (the "Director Plan") or the Company's Stock Option and Restricted Stock Purchase Plan (the "Option Plan" and, collectively with the Director Plan, the "Company Stock Plans"), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, those shares of Parent Common Stock and CVPs which the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger if such holder had exercised such option in full immediately prior to the Effective Time of the Merger (utilizing the Exchange Ratio as set forth in Section 2.01 of this Agreement), at a price per share equal to (y) the aggregate exercise price for the shares of Company Common Stock purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Company Stock Option (a "Converted Option"); provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options"), the option price, the number of shares of Parent Common Stock purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. If the relevant Company Stock Option is not exercised prior to the Maturity Date (as defined in Exhibit A), any CVPs due pursuant thereto shall terminate and become null and void. If the relevant Company Stock Option is exercised, in whole or in part prior to the Maturity Date (as defined in Exhibit A), upon the sale of any shares of Parent Common Stock received upon the exercise of the relevant Company Stock Option, the CVPs due pursuant to such shares sold shall terminate and become null and void.

                  (b) As soon as practicable after the Effective Time of the Merger, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the Company Stock Plans and the agreements evidencing the grants of such Company Stock Options shall continue in effect on the same terms and conditions (subject to adjustments required by this Section 2.03 after giving effect to the Merger and the provisions set forth above and until otherwise determined). If necessary, Parent shall comply with the terms of the Company Stock Plans and ensure, to the extent required by, and subject to the provisions of, the Company Stock Plans, that Company Stock Options that qualified as incentive stock options prior to the Effective Time of the Merger continue to qualify as incentive stock options after the Effective Time of the Merger.

                  (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options. At the Effective Time of the Merger, Parent shall file a registration statement on Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form, with respect to the shares of Parent Common Stock and CVPs subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), where applicable, Parent shall administer the Company Stock Plans in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the Company Stock Plans complied with such rule prior to the Merger.

         SECTION 2.04. TREATMENT OF DEBT SECURITIES.

                  (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.01 hereof, the Company shall issue a notice of redemption for all of the Company's outstanding 6 1/4% Convertible Subordinated Debentures due 2003 (the "Debentures") at such price and on such other terms and conditions as are specified for the redemption of all of the Debentures under the indenture (the "Indenture) in effect therefor (the "Debt Redemption"), with the Debt Redemption to occur on February 1, 1999 (the "Redemption Date"). Prior to the Effective Time and in any event not later than one business day prior to the Redemption Date, the Company shall deposit with the Trustee (as defined in the Indenture) an amount in cash sufficient to redeem the Debentures in full, together with interest accrued thereon to the Redemption Date. The Company covenants and agrees that, subject to the terms and conditions of this Agreement, including but not limited to the conditions in the Debt Redemption, it will redeem the Debentures on the Redemption Date.

                  (b) All mailings to the holders of the Debentures in connection with the Debt Redemption shall be subject to the prior review, comment and approval of Parent (which approval shall not be unreasonably withheld or delayed).

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

         SECTION 3.01. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth in the disclosure schedule (each section of which qualifies the correspondingly numbered representation and warranty only) of the Company attached hereto (the "Company Disclosure Schedule"), the Company represents and warrants to Parent and Sub as follows:

                  (a) Organization, Standing and Corporate Power. Each of the Company and each of its Subsidiaries (as defined in Section 3.01(b)) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate power and authority to carry on its business as now being conducted. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (domestic or foreign) in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect (as defined in Section 8.04) with respect to the Company. The Company has made available to Parent complete and correct copies of the Company's Amended Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Company's Amended and Restated By-laws, as amended (the "By-Laws"), as currently in effect and identified on Section 3.01(a) of the Company Disclosure Schedule. The Company has made available to Parent and Sub complete and correct copies of the certificates of incorporation and by-laws (or other organizational documents) of each of the Company's Subsidiaries, in each case as amended to the date of this Agreement.

                  (b) Subsidiaries. The only direct or indirect subsidiaries (as defined in Section 8.04) of the Company are those listed in
Section 3.01(b) of the Company Disclosure Schedule (collectively, the "Subsidiaries"). All of the outstanding shares of capital stock of each subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as disclosed in Section 3.01(b) of the Company Disclosure Schedule, are owned (of record and beneficially) by the Company, by another wholly owned subsidiary of the Company or by the Company and another such wholly owned subsidiary, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"). Except for the ownership interests set forth in Section 3.01(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, limited liability company, business association, joint venture or other entity.

                  (c) Capital Structure. The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share ("Company Preferred Stock"). As of the close of business on September 30, 1998, there were: (i) 12,396,721 shares of Company Common Stock issued and outstanding; (ii) 918,254 shares of Company Common Stock held in the treasury of the Company or held by Subsidiaries; (iii) 2,370,000 shares of Company Common Stock reserved for issuance upon exercise of Company Stock Options available for grant pursuant to the Company Stock Plans; and (iv) 2,450,000 shares of Company Common Stock issuable upon conversion of currently outstanding Debentures. As of the close of business on September 30, 1998, there were 1,993,900 shares of Company Common Stock issuable upon exercise of awarded but unexercised Company Stock Options, with an exercise price per each awarded but unexercised Company Stock Option as is set forth in Section 3.01(c)(iii) of the Company Disclosure Schedule. Except as set forth above, as of the close of business on September 30, 1998, there were no shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans and the Debentures will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All securities issued by the Company were issued in compliance in all material respects with all applicable federal and state securities laws and all applicable rules and regulations promulgated thereunder. Other than the Debentures, there are no outstanding bonds, debentures, notes or other indebtedness or debt securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (collectively, "Voting Debt"). Except as set forth above and except pursuant to the Stock Option Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. Other than the Stock Option Agreement and except as disclosed in Section 3.01(c) of the Company Disclosure Schedule, (i) there are no outstanding contractual obligations, commitments, understandings or arrangements of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of the Company or any of its Subsidiaries and (ii) to the knowledge of the Company, there are no irrevocable proxies with respect to shares of capital stock of the Company or any of its Subsidiaries. Except as set forth in Section 3.01(c) of the Company Disclosure Schedule, there are no agreements or arrangements pursuant to which the Company is or could be required to register shares of Company Common Stock or other securities of the Company or any of its Subsidiaries under the Securities Act of 1933, as amended (the "Securities Act"), or other agreements or arrangements with or, to the knowledge of the Company, among any securityholders of the Company or any of its Subsidiaries with respect to securities of the Company or any of its Subsidiaries.

                  Since September 30, 1998, except as disclosed in Section 3.01(c) of the Company Disclosure Schedule, the Company has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of the Company or any of its Subsidiaries, other than (1) pursuant to the Stock Option Agreement, (2) the grant of any employee stock options prior to the date of this Agreement pursuant to the Company Stock Plans, (3) the issuance of Company Common Stock upon exercise of the options granted pursuant to the Company Stock Plans prior to the date of this Agreement and (4) upon conversion of Debentures outstanding on such date; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more Subsidiaries, any shares of capital stock of the Company or any of its Subsidiaries; or (C) declared, set aside, made or paid to the stockholders of the Company or any of its Subsidiaries dividends or other distributions on the outstanding shares of capital stock of the Company or any of its Subsidiaries (excluding dividends declared, set aside, made or paid by wholly-owned Subsidiaries to the Company or any wholly owned Subsidiaries).

                  (d) Authority; Noncontravention. The Company has the requisite corporate power and authority to enter into each of this Agreement and the Stock Option Agreement and, subject to the Company Stockholder Approval in the case of this Agreement, to consummate the transactions contemplated hereby and thereby. The execution and delivery of each of this Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to the Company Stockholder Approval. This Agreement and the Stock Option Agreement have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Sub) constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. Except as set forth in Section 3.01(d) of the Company Disclosure Schedule (and except for the "Repurchase Rights" of holders of the Debentures), the execution and delivery of each of this Agreement and the Stock Option Agreement does not, and the consummation by the Company of the transactions contemplated by each of this Agreement and the Stock Option Agreement and compliance by the Company with the provisions hereof and thereof will not, conflict with, or result in any breach or violation of, or any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or a "put" right with respect to any obligation under, or to a loss of a material benefit under, or result in the creation of any Lien under, (i) the Certificate of Incorporation or By-laws or the comparable charter or organizational documents of any of the Company's Subsidiaries, (ii) any loan or credit agreement, note, note purchase agreement, bond, mortgage, indenture, lease or any other contract, agreement, instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound or
(iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect with respect to the Company. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any international organization, the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial, local or otherwise, or any court, administrative agency or commission or other governmental authority, regulatory body or agency, domestic or foreign (a "Governmental Entity"), or any other third party is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Stock Option Agreement by the Company or the consummation by the Company of the transactions contemplated hereby and thereby or the performance by the Company of its obligations hereunder or thereunder, except for (i) such filings, if any, in connection with or compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the National Association of Securities Dealers (the "NASD"), the provisions of the DGCL, the provisions of the NCBCA, the Securities Act of 1933, as amended (the "Securities Act"), Section 4043 of ERISA and the Exchange Act as may be required in connection with this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby, (iii) the filing of the Articles of Merger with the Secretary of State of the State of North Carolina and the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to make or obtain, individually or in the aggregate, could not reasonably be expected to (x) prevent or materially delay consummation of the Merger or the transactions contemplated hereby or performance of the Company's obligations hereunder or under the Stock Option Agreement or (y) have a Material Adverse Effect with respect to the Company.

                  (e) SEC Documents; Undisclosed Liabilities. The Company has filed with the Securities and Exchange Commission (the "SEC") all reports, schedules, forms, statements and other documents required pursuant to the Securities Act and the Exchange Act since July 1, 1995 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "SEC Documents"). Except as set forth in
Section 3.01(e) of the Company Disclosure Schedule, as of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents. As of their respective dates, (i) none of the SEC Documents (including any and all financial statements included therein) filed pursuant to the Securities Act or any rule or regulation thereunder contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) none of the SEC Documents (including any and all financial statements included therein) filed pursuant to the Exchange Act or any rule or regulation thereunder contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, none of the SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in all SEC Documents filed since July 1, 1995 (the "SEC Financial Statements") and the unaudited consolidated quarterly financial statements for the period ending September 30, 1998 which have been provided to Parent (the "Interim Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly financial statements, as permitted by Form 10-Q of the
SEC), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto). The SEC Financial

Statements and the Interim Financial Statements fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal recurring audit adjustments). Except as disclosed in
Section 3.01(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by generally accepted accounting principles to be recognized or disclosed on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, except (i) liabilities reflected in the unaudited consolidated balance sheet of the Company as of September 30, 1998 or the notes thereto set forth in the Interim Financial Statements (the "Interim Balance Sheet"), (ii) liabilities disclosed in any Recent SEC Document and (iii) liabilities incurred since September 30, 1998 in the ordinary course of business consistent with past practice.

                  (f) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the registration statement of Parent on Form S-4 to be filed with the SEC in connection with the issuance of Parent securities in the Merger (the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting (as defined in Section 5.01(c)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Sub specifically for inclusion or incorporation by reference therein.

                  (g) Absence of Certain Changes or Events. Except as disclosed in Section 3.01(g) of the Company Disclosure Schedule or in the Recent SEC Documents (as defined in Section 8.04), since June 30, 1998, each of the Company and each of its Subsidiaries has conducted its business only in the ordinary course consistent with past practice, and there is not and has not been since June 30, 1998: (i) any Material Adverse Change (as defined in Section 8.04) with respect to the Company; (ii) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in generally accepted accounting principles, (iii) any material reevaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course, (iv) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (v) any condition, event or occurrence which individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company or give rise to a Material Adverse Change with respect to the Company;
(vi) any action or failure to act which, if it had been taken or not taken after the execution of this Agreement, would have required the consent of Parent pursuant to this Agreement; or (vii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or perform its obligations hereunder or thereunder.

                  (h)      Litigation; Labor Matters; Compliance with Laws.

                           (i)      Except as disclosed in Section 3.01(h)(i) of
the Company Disclosure Schedule or in the Recent SEC Documents, there is (1) no suit, action, arbitration or proceeding pending, and (2) to the knowledge of the Company, no suit, action, arbitration or proceeding threatened against or investigation pending, in each case with respect to the Company or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or to perform its obligations hereunder or thereunder, nor is there any judgment, decree, citation, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries which, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or to perform its obligations hereunder or thereunder. To the knowledge of the Company, except as disclosed in
Section 3.01(h)(i) of the Company Disclosure Schedule or in the Recent SEC Documents, there is no reasonable basis for any action, suit, arbitration or proceeding that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company or prevent or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or to perform its obligations hereunder or thereunder.

                           (ii)     Section 3.01(h)(ii) of the Company
Disclosure Schedule contains an accurate list of all of the Company's and each Subsidiary's employees, showing for each his or her department and 1998 and 1999 annual salary and bonus. Except as disclosed in Section 3.01(h)(ii) of the Company Disclosure Schedule or in the Recent SEC Documents, (1) neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (2) to the knowledge of the Company, neither the Company nor any of its Subsidiaries is the subject of any proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (3) there is no strike, work stoppage or other similar labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened; (4) no grievance is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company; (5) to the knowledge of the Company, the Company and each of its Subsidiaries is in compliance with all applicable laws (domestic and foreign), agreements, contracts, and policies relating to employment, employment practices, wages, hours and terms and conditions of employment except for failures so to comply, if any, that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to the Company; (6) the Company and each of its

Subsidiaries has complied in all material respects with its payment obligations to all bonuses, benefits and other compensation due and payable to such employees under any policy, practice, agreement, plan, program of the Company or any of its Subsidiaries or any statute or other law; (7) neither the Company nor any of its Subsidiaries is liable for any severance pay, retention bonus or other payments to any employee or former employee arising from the transactions contemplated hereunder, termination of employment or otherwise under any compensation, benefit or severance policy, practice, agreement, plan, or program of the Company or any of its Subsidiaries, nor to the knowledge of the Company will the Company or any of its Subsidiaries have any liability which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company or any of its Subsidiaries of any persons employed by the Company or any of its Subsidiaries on or prior to the Effective Time of the Merger, excluding any such payment or liability which does not exceed $25,000 (or does exceed $25,000 solely as a result of statutory regulations governing severance payments) individually or $250,000 in the aggregate with all such other payments not disclosed in Section 3.01(h)(ii) of the Company Disclosure Schedule; and (8) the Company and each of its Subsidiaries is in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 ("WARN"), to the extent applicable, and all other employee notification and bargaining obligations arising under any collective bargaining agreement or statute.

                           (iii)    Each of the Company and each of its
Subsidiaries holds all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities which are material to the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the "Company Permits"). The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply, individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company. Except as disclosed in Section 3.01(h)(iii) of the Company Disclosure Schedule, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law (domestic or foreign), ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not and could not reasonably be expected to have a Material Adverse Effect with respect to the Company.

                           (iv)     Except as disclosed in Section 3.01(h)(iv)
of the Company Disclosure Schedule, each of the Company and each of its Subsidiaries have in the past duly complied, and are presently duly complying, with all applicable laws (whether statutory or otherwise), rules, regulations, orders, judgments or decrees (the "Laws") of all Governmental Entities, including, without limitation, privacy and data protection Laws of any Governmental Entity, except where the failure to have so complied or to be presently complying would neither have a Material Adverse Effect with respect to the Company nor constitute violations of criminal laws that could subject the Company or any Subsidiary to criminal liability. Neither the Company nor any Subsidiary has received any notification of or has any knowledge of any asserted material failure by it to comply with any of such Laws.

                  (i)      Employee Benefit Plans.

                           (i)      Section 3.01(i) of the Company Disclosure
Schedule contains a true and complete list of each "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), governmental plan or government-mandated or arrangement providing for pension or welfare or other employee benefits for which contributions are required under any applicable Law ("Governmental Plans"), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements relating to employment, benefits or entitlements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not under which any employee or former employee of the Company or any of its Subsidiaries has any present or future right to benefits or under which the Company or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements are herein collectively referred to as the "Company Plans."

                           (ii)     With respect to each Company Plan, the
Company has delivered to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (A) any related trust agreement, annuity contract or other funding instrument; (B) the most recent determination letter; (C) the current summary plan description and other written communications by the Company to its employees concerning the extent of the benefits provided under a Company Plan; and (D) for the most recent year (i) the Form 5500 and attached schedules; (ii) audited financial statements; (iii) actuarial valuation reports; and (iv) attorney's response to an auditor's request for information.

                           (iii)    (A) Each Company Plan has been established
and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations (including the applicable laws, rules and regulations of any foreign jurisdiction); (B) each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and, except for the Scott-Levin 401(k) and Profit Sharing Plan, has received a favorable determination letter as to its qualification and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification;
(C) with respect to any Company Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, no facts or circumstances exist which could give rise to any such actions, suits or claims and the Company will promptly notify Parent in writing of any pending claims or, to the knowledge of the Company, any threatened claims arising between the date hereof and the Effective Time of the Merger; (D) neither the Company nor, to the knowledge of the Company, any other party has engaged in a prohibited transaction, as such term is defined under Section 4975 of the Code or ERISA Section 406, which would subject the Company or Parent or its Subsidiaries to any material taxes, penalties or other liabilities under the Code or ERISA; (E) no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any member of its "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of

Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine or penalty imposed by ERISA, the Code or other applicable laws, rules and regulations (including the applicable laws, rules and regulations of any foreign jurisdiction); (F) all insurance premiums required to be paid and all contributions required to be made under the terms of any Company Plan, the Code, ERISA or other applicable laws, rules and regulations (including the applicable laws, rules and regulations of any foreign jurisdiction) as of the Effective Time of the Merger have been or will be timely paid or made prior thereto and adequate reserves have been provided for on the Company's balance sheet for any premiums (or portions thereof) and for all benefits attributable to service on or prior to the Effective Time of the Merger; (G) except for the Source Informatics America, PMSI Scott-Levin and Walsh America 401(k) Retirement Plan, each Company Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; and (H) no Company Plan provides for an increase in benefits on or after the Effective Time of the Merger.

                           (iv)     No Company Plan is subject to Title IV of
ERISA, and no Company Plan is a multiemployer plan as defined in Section 4001(A)(3) of ERISA. The Company has never been required to contribute to or sponsored any multiemployer plan or any plan subject to Title IV of ERISA.

                           (v)      Except as set forth in Section 3.01(i)(v) of
the Company Disclosure Schedule, no Company Plan exists which could result in the payment to any Company employee of any money or other property or rights or accelerate or provide any other rights or benefits to any Company employee as a result of the transactions contemplated by this Agreement, whether or not such payment would constitute a parachute payment within the meaning of Section 280G of the Code.

                           (vi)     (i) Each Company Plan which is intended to
meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements; and (ii) the Company has received a favorable determination from the Internal Revenue Service with respect to any trust intended to be qualified within the meaning of Section 501(c)(9) of the Code.

                           (vii)    Except as provided in Section 3.01(i)(vii)
of the Company Disclosure Schedule, no independent contractor or other contract employee has participated or is entitled to participate in any Company Plan.

                           (viii)   The Employee Stock Purchase Plan approved by
the Board of Directors of the Company on December 30, 1997 (the "Employee Stock Purchase Plan") has not been put into effect and no person, including any employee of the Company or any of its Subsidiaries, has purchased or has any right to purchase any shares of capital stock of the Company thereunder.

                  (j)      Taxes.

                           (i)      Except as disclosed in Section 3.01(j) of
the Company Disclosure Schedule: (A) the Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group of which the Company or any of its Subsidiaries is or has been a member has timely filed all Tax Returns required to be filed by it, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired; (B) all such Tax Returns are complete and correct in all material respects; (C) the Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group of which the Company or any of it Subsidiaries is or has been a member, has paid all Taxes due or has provided adequate reserves in its financial statements (other than in respect of deferred taxes) for any Taxes that have not been paid; (D) no material claim for unpaid Taxes has been asserted by a Tax authority or has become a lien against the property of the Company or any of its Subsidiaries (other than with respect to Taxes not yet due and payable) or is being asserted against the Company or any of its Subsidiaries; (E) no audit or other proceeding with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries or any Tax Return filed by the Company or any of its Subsidiaries is being conducted by any governmental or Tax authority and the Company and its Subsidiaries have not received notification in writing that any such audit or other proceeding with respect to Taxes or any Tax Return is pending; (F) no extension of the statute of limitations on the assessment of any Taxes has been granted by the Company or any of its Subsidiaries; and (G) neither the Company nor any of its Subsidiaries is subject to liability for Taxes of any Person (other than the Company or its Subsidiaries), including, without limitation, liability arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise. As used herein, "Taxes" shall mean all taxes of any kind, including, without limitation, those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, social security, transfer, net worth, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign. As used herein, "Tax Return" shall mean any return, report or statement required to be filed with any governmental authority with respect to Taxes.

                           (ii)     Except as disclosed in Section 3.01(j)(ii)
of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries holds any indebtedness of Parent or any of its Subsidiaries.

                           (iii)    Except as disclosed in Section 3.01(j)(iii)
of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor any other Person on behalf of the Company or any of its Subsidiaries has agreed to or is required to make (or has pending any application to make) any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by the Company or any of its Subsidiaries.

                           (iv)     Except as set forth in Section 3.01(j)(iv)
of the Company Disclosure Schedule, none of the assets of the Company or any of its Subsidiaries is (i) property required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, or (ii) "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code.

                           (v)      None of the issued and outstanding Company
Common Stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code.

                  (k) Properties. Except as disclosed in Section 3.01(k) of the Company Disclosure Schedule, the Company or one of its Subsidiaries (i) has good and marketable title to all the properties and assets (A) reflected in the Interim Balance Sheet as being owned by the Company or one of its Subsidiaries (other than any such properties or assets sold or disposed of since September 30, 1998 in the ordinary course of business consistent with past practice) and
(B) acquired after September 30, 1998 which are material to the Company's business on a consolidated basis, in each case free and clear of all Liens, except statutory Liens securing payments not yet due and such Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (ii) is the lessee of all leasehold estates (x) reflected in the Interim Balance Sheet and (y) acquired after September 30, 1998 which are material to its business on a consolidated basis (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is in full force and effect and constitutes a legal, valid and binding obligation of, and is legally enforceable against, the respective parties thereto (except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing), and there is no default thereunder by the lessee or, to the Company's knowledge, the lessor that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company. The Company has not received written notice and does not otherwise have knowledge of any pending, threatened or contemplated condemnation proceeding affecting any premises owned or leased by the Company or any of its Subsidiaries or any part thereof or of any sale or other disposition of any such owned or leased premises or any part thereof in lieu of condemnation.

                  (l) Environmental Matters. Except as could not reasonably be expected to result in any liability under or relating to Environmental Laws (as defined in Section 8.04) to the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company:

                           (i)      each of the Company and each of its
Subsidiaries holds and is, and has been, in compliance with all Environmental Permits (as defined in Section 8.04), and each of the Company and each of its Subsidiaries is, and has been, otherwise in compliance with all Environmental Laws and, to the knowledge of the Company, there are no conditions that might prevent or interfere with such compliance in the future;

                           (ii)     neither the Company nor any of its
Subsidiaries has received any written Environmental Claim or has knowledge of any other Environmental Claim or threatened Environmental Claim;

                           (iii)    neither the Company nor any of its
Subsidiaries has entered into any consent decree, order or agreement under or relating to any Environmental Law;

                           (iv)     there are no past (including, without
limitation, with respect to assets or businesses formerly owned, leased or operated by the Company or any of its Subsidiaries) or present actions, activities, events, conditions or circumstances, including without limitation the release, threatened release, emission, discharge, generation, treatment, storage or disposal of Hazardous Materials, that could reasonably be expected to give rise to liability of the Company or any of its Subsidiaries under any Environmental Laws; and

                           (v)      no modification, revocation, reissuance,
alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the business of the Company or any of its Subsidiaries following such consummation.

                  (m)      Contracts; Debt Instruments.

                           (i)      Neither the Company nor any of its
Subsidiaries is, or has received any notice or has any knowledge that any other party is, or by virtue of the transactions contemplated hereby, will be, in default in any respect under any contract, agreement, commitment, arrangement, lease, policy or other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such subsidiary is bound, except for those defaults which could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect with respect to the Company; and, to the knowledge of the Company, there has not occurred any event, nor will this transaction by its terms cause the occurrence of any event, that with the lapse of time or the giving of notice or both would constitute such a default.

                           (ii)     The Company has made available to Parent (x)
true and correct copies (or accurate English translations) of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any indebtedness (as defined in section 8.04) of the Company or any of its Subsidiaries in an aggregate principal amount in excess of $500,000 is outstanding or may be incurred and (y) accurate information regarding the respective principal amounts currently outstanding thereunder.

                           (iii)    Except as set forth in Section 3.01(m)(iii)
of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against the Company or any of its Subsidiaries, that, following the Effective Time of the Merger, would impose any material restriction on the ability of Parent or any of its subsidiaries, now or hereafter acquired, (including the Company and its Subsidiaries) to conduct any of the businesses currently conducted by any of them or which purports to limit or restrict in any material respect the manner in which, or the geographic area in which, Parent or any of its subsidiaries (including the Company and its Subsidiaries) is entitled to conduct all or any material portion of the business of Parent, the Company or any of their subsidiaries.

                           (iv)     Except as set forth in Section 3.01(m)(iv)
of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any agreement which, pursuant to the requirements of Form 10-K under the Exchange Act, would be required to be filed as an exhibit to an Annual Report on Form 10-K of the Company, except agreements included or incorporated by reference as exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1998 or any Recent SEC Document.

                           (v)      Set forth in Section 3.01(m)(v) of the
Company Disclosure Schedule are all: (a) (i) data supply and data processing contracts involving payments by the Company and its Subsidiaries in excess of $250,000 on an annualized basis, (ii) customer contracts between the Company or any of its Subsidiaries and third parties involving payments by customers exceeding $250,000 per annum; (b) contracts between the Company or any of its Subsidiaries, on the one hand, and any of their respective directors, officers, employees or affiliates or any former directors, officers, employees or affiliates, on the other hand involving payments in excess of $75,000 per annum;
(c) joint venture and/or agreements and development agreements to which the Company or any of its Subsidiaries is a party; and (d) contracts between the Company or any of its Subsidiaries, on the one hand, and any of National Data Corporation, IMS Health Incorporated, or Source Informatics Inc., on the other hand.

                           (vi)     Section 3.01(m)(vi) of the Company
Disclosure Schedule lists all charter client and partner client agreements to or by which the Company or any of its Subsidiaries was a party or bound immediately prior to August 5, 1998, all of which have been transferred to IMS Health Incorporated.

                           (vii)    As of the date hereof, with respect to each
of its current customers, and as of the date of the Effective Time of the Merger with respect to at least all of its current customers who accounted for at least 90% of the Company's revenue for the quarter ended September 30, 1998, except as disclosed in Section 3.01(m)(vii) of the Company Disclosure Schedule, the Company has no knowledge that any such customer intends to terminate or otherwise modify its relationship with the Company or its Subsidiaries or to decrease or limit the services rendered or products sold by the Company or its Subsidiaries.

                  (n) Brokers. Except as disclosed in Section 3.01(n) of the Company Disclosure Schedule, no broker, investment banker, financial advisor or other person, whose fees and expenses will be paid by the Company (pursuant to fee agreements which have been provided to Parent), is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement or the Stock Option Agreement based upon arrangements made by or on behalf of the Company. The Company agrees to indemnify Parent and Sub and to hold Parent and Sub harmless from and against any and all claims, liabilities or obligations with respect to any other fee, commission or expense asserted by any person on the basis of any act or statement alleged to have been made by the Company or any of its affiliates.

                  (o) Opinion of Financial Advisor. The Company has received as of the date of this Agreement the opinion of SG Cowen Securities Corporation to the effect that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates).

                  (p) Board Recommendation; State Antitakeover Law. The Board of Directors of the Company, at a meeting duly called and held, has by unanimous vote of those directors present (i) determined that this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby, including the Merger, taken together, are fair to and in the best interests of the stockholders of the Company, approved the Stock Option Agreement for the purposes of Section 203(a)(i) of the DGCL and has taken all other actions necessary on the part of the Company to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Merger and the Stock Option Agreement and (ii) resolved to declare the Merger "advisable" and to recommend that the holders of the shares of Company Common Stock adopt this Agreement and the transactions contemplated herein, including the Merger.

                  (q) Required Company Vote. The Company Stockholder Approval, being the affirmative vote of a majority of the outstanding shares of the Company Common Stock, is the only vote of the holders of any class or series of the Company's securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby. There is no vote of the holders of any class or series of the Company's securities necessary to approve the Stock Option Agreement.

                  (r)      Intellectual Property.

                           (i)      Except as otherwise noted in Section
3.01(r)(i) of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns or has the right to use all Intellectual Property material to the operation of the business of the Company and its Subsidiaries as currently conducted or to products or services currently under development by the Company or any of its Subsidiaries (collectively, "Material Intellectual Property"), and has the right to use, license, sublicense or assign the same without liability to, or any requirement of consent from, any other person or party; in this regard, to the knowledge of the Company, no facts or circumstances exist which would affect the validity, subsistence or existence of any Material Intellectual Property. Except as set forth in Section 3.01(r)(i) of the Company Disclosure Schedule, all Material Intellectual Property is either owned by the Company or its Subsidiaries free and clear of all Liens or is used pursuant to an agreement or license and each such agreement or license is valid and enforceable and in full force and effect and neither the Company nor any of its Subsidiaries is in default under or in breach of any such license or agreement and, to the knowledge of the Company, none of the licensors is in default under or in breach of any such license or agreement. Unless otherwise noted in Section 3.01(r)(i) of the Company Disclosure Schedule, (i) none of the Material Intellectual Property infringes or otherwise conflicts with any proprietary or other right of any person or party; (ii) there is no pending or threatened litigation, adversarial proceeding, administrative action or other challenge or claim relating to any of the Material Intellectual Property; (iii) there is no outstanding judgment, order, writ, injunction or decree relating to any of the Material Intellectual Property; (iv) there is currently no infringement by any third party of any of the Material Intellectual Property; and (v) the Material Intellectual Property owned, used or possessed by the Company or its Subsidiaries is sufficient and adequate to conduct the business of the Company and its Subsidiaries to the full extent as such business is currently conducted.

                           (ii)     Except as otherwise noted in Section
3.01(r)(ii) of the Company Disclosure Schedule, each of the Company and each of its Subsidiaries has taken reasonable steps to protect, maintain and safeguard their Material Intellectual Property, including any Material Intellectual Property for which improper or unauthorized disclosure would impair its value or validity, and has executed appropriate nondisclosure agreements and made appropriate filings and registrations in connection with the foregoing.

                           (iii)    The Company or one of its Subsidiaries is
the sole and exclusive owner of all Software (which term includes, without limitation, all computer programs, whether in source code or object code form, algorithms, edit controls, methodologies, applications, flow charts and any and all systems documentation (including, but not limited to, data entry and data processing procedures, report generation and quality control procedures), logic and designs for all programs, and file layouts and written narratives of all procedures used in the coding or maintenance of the foregoing) that is required to conduct the businesses of the Company and its Subsidiaries to the full extent such businesses are currently conducted. Set forth in Section 3.01(r)(iii)(a) of the Company Disclosure Schedule is a true and complete list of all Software owned by the Company or any of its Subsidiaries. Except as set forth in Section 3.01(r)(iii)(b) of the Company Disclosure Schedule, all of the Software owned by the Company or any of its Subsidiaries is Year 2000 Compliant (as defined in Section 8.04). Notwithstanding anything to the contrary set forth in this
Section 3.01(r)(iii), the term "Software" does not include any software used or held for use by the Company or its Subsidiaries and not owned by the Company or its Subsidiaries, including but not limited to any software licensed or leased by third parties to the Company or its Subsidiaries and commonly available "shrink wrap" software copyrighted by third parties (collectively, the "Third Party Software"). All of the Third Party Software required to conduct the businesses of the Company and its Subsidiaries to the full extent such businesses are currently conducted is used pursuant to an agreement or license and each such agreement or license is valid and enforceable and in full force and effect and neither the Company nor any of its Subsidiaries is in default under or in breach of any such license or agreement and, to the knowledge of the Company, none of the licensors is in default under or in breach of any such license or agreement. To the Company's knowledge, except as set forth in Section 3.01(r)(iii)(c) of the Company Disclosure Schedule, all of the Third Party Software is Year 2000 Compliant.

                           (iv)     The Company or one of its Subsidiaries is
the sole and exclusive owner of all Databases (which term includes, without limitation, all databases, documentation and written narratives of all procedures used in connection with the collection, processing and distribution of data contained in the databases) that are required to conduct the businesses of the Company and its Subsidiaries to the full extent such businesses are currently conducted. The Databases, together with the Third Party Databases (as defined below), contain that data heretofore used by the Company and its Subsidiaries in the operation of their respective businesses. Set forth in
Section 3.01(r)(iv)(a) of the Company Disclosure Schedule is a true and complete list of all Databases owned by the Company or any of its Subsidiaries. Except as set forth in Section 3.01(r)(iv)(b) of the Company Disclosure Schedule, the Databases are Year 2000 Compliant. Notwithstanding anything to the contrary set forth in this Section 3.01(r)(iv), the term "Databases" does not include any databases used or held for use by the Company and its Subsidiaries and not owned by the Company and its Subsidiaries, including, but not limited to, any databases licensed or leased by third parties to the Company and databases generally available to the public (collectively, the "Third Party Databases"). All of the Third Party Databases required to conduct the businesses of the Company and its Subsidiaries to the full extent such businesses are currently conducted are used pursuant to an agreement or license and each such agreement or license is valid and enforceable and in full force and effect and neither the Company nor any of its Subsidiaries is in default under or in breach of any such license or agreement and, to the knowledge of the Company, none of the licensors is in default under or in breach of any such license or agreement. To the Company's knowledge, except as set forth in Section 3.01(r)(iv)(d) of the Company Disclosure Schedule, all of the Third Party Databases are Year 2000 Compliant.

                           (v)      Except as set forth in Section 3.01(r)(v) of
the Company Disclosure Schedule, to the knowledge of the Company, no confidential or trade secret information of the Company or any of its Subsidiaries has been provided to any party except subject to written confidentiality agreements.

                  (s) Ownership of Parent Common Stock. Neither the Company nor, to its knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of Parent which in the aggregate represent 5% or more of the outstanding shares of such capital stock.

                  (t)      Rights Agreement.

                           (i)      The Rights Agreement has been amended so as
to provide that neither Parent nor Sub will become an "Acquiring Person" or a "Principal Party" and that no "Triggering Event", "Section 14 Event," "Shares Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of the public announcement of or approval, execution or delivery of this Agreement or the Stock Option Agreement or the public announcement of or consummation of the Merger or the acquisition of shares of Company Common Stock by Parent pursuant to the Stock Option Agreement.

                           (ii)     The Board of Directors of the Company has
not exercised its option to exchange the Rights for shares of Company Common Stock as set forth in Section 25 of the Rights Agreement.

                           (iii)    The Company has taken all actions necessary
with respect to all of the outstanding Rights so that, immediately prior to and after the Effective Time of the Merger, (A) neither Company nor Parent or Sub will have any obligations under the Rights or the Rights Agreement and (B) the holders of the Rights will have no rights under the Rights or the Rights Agreement, including without limitation the right to exercise the Rights set forth in Section 8 of the Rights Agreement.

                  (u) Investment Company Act of 1940. The Company is not and prior to the Effective Time of the Merger will not be an "investment company", "unit investment trust", "management company", "closed-end company", "open-end company", "face-amount certificate company" or an entity "controlled" by an "investment company" that is required to be registered under Section 8 of the United States Investment Company Act of 1940, as amended.

         SECTION 3.02. REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Parent and Sub represent and warrant to the Company as follows:

                  (a) Organization, Standing and Corporate Power. Each of Parent and Sub is duly organized, validly existing and in good standing under the laws of the State of North Carolina and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction (domestic or foreign) in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect with respect to Parent. Parent has made available to the Company complete and correct copies of the articles of incorporation and by-laws of Parent and of Sub.

                  (b)      Capital Structure.

                           (i)      As of the date of this Agreement, the
authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, 25,000,000 shares of preferred stock, par value $.01 per share, of Parent (the "Parent Preferred Stock"). As of the close of business on June 30, 1998, there were: (i) 75,612,627 shares of Parent Common Stock issued and outstanding; (ii) 2,435,843 shares of Parent Common Stock reserved for issuance upon exercise of stock options available for grant pursuant to Parent's stock option and stock purchase plans (such plans, collectively, the "Parent Stock Plans"); (iii) 5,152,560 shares of Parent Common Stock issuable upon exercise of awarded but unexercised stock options; (iv) 3,474,250 shares of Parent Common Stock issuable upon conversion of outstanding 4 1/4% Convertible Subordinated Notes due 2000 (the "Parent Notes") and (v) no shares of Parent Preferred Stock outstanding. Except as set forth above, as of the close of business on June 30, 1998 there were no shares of capital stock or other equity securities of Parent issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares which may be issued as described above will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except for the Parent Notes, at the time of the execution of this Agreement, there are no outstanding bonds, debentures, notes or other indebtedness or debt securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Except as set forth above or in Section 3.02(b) of the disclosure schedule delivered by Parent and Sub to the Company at the time of the execution of this Agreement (the "Parent Disclosure Schedule"), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity or voting securities of Parent or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations, commitments, understandings or arrangements of Parent to repurchase, redeem or otherwise acquire or make any payment in respect of any shares of capital stock of Parent.

                                (ii)  From June 30, 1998 to the date of this
Agreement, except as set forth in Section 3.02(b) of the Parent Disclosure Schedule, Parent did not (A) issue or permit to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of Parent, other than pursuant to or as permitted by the terms of the Parent Stock Plans; (B) repurchase, redeem or otherwise acquire, directly or indirectly through one or more subsidiaries, any shares of capital stock of Parent; or (C) declare, set aside, make or pay to the stockholders of Parent dividends or other distributions on the outstanding shares of capital stock of Parent.

                                (iii) The authorized capital stock of Sub
consists of 1,000 shares of common stock, par value $.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by Parent, free and clear of any Lien.

                                (iv)  As of the Closing Date, all the issued and
outstanding shares of the common stock of Sub will be owned by Parent free and clear of any Lien.

               (c) Authority; Noncontravention. Parent and Sub have all requisite corporate power and authority to enter into each of this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of each of this Agreement and the Stock Option Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement and the Stock Option Agreement have been duly executed and delivered by each of Parent and Sub, as applicable, and (assuming due authorization, execution and delivery by the Company) constitute valid and binding obligations of Parent and Sub, as applicable, enforceable against them in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing. The execution and delivery of each of this Agreement and the Stock Option Agreement does not, and the consummation by Parent and Sub of the transactions contemplated by this Agreement and compliance by Parent and Sub, as applicable, with the provisions of this Agreement and the Stock Option Agreement will not, conflict with, or result in any breach or violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of, or a "put" right with respect to any obligation under, or to a loss of a material benefit under, or result in the creation of any Lien under, (i) the articles of incorporation or by-laws of Parent, Sub or any other subsidiary of Parent, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or any other contract, agreement, instrument, permit, concession, franchise or license to which Parent, Sub or any other subsidiary of Parent is a party or by which any of their respective properties or assets are bound or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule, regulation or arbitration award applicable to Parent, Sub or any other subsidiary of Parent or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, breaches, violations, defaults, rights, losses or Liens that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect with respect to Parent. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other third party is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the Stock Option Agreement by Parent and Sub, as applicable, or the consummation by Parent and Sub of any of the transactions contemplated hereby or thereby, except for (i) such filings, if any in connection with or compliance with the HSR Act, the NASD, the provisions of the DGCL, the provisions of the NCBCA, the Securities Act, Section 4043 of ERISA and the Exchange Act as may be required in connection with this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby, (ii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices as may be required under the "takeover" or "blue sky" laws of various states and (iii) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to make or obtain, individually or in the aggregate, could not reasonably be expected to (x) prevent or materially delay consummation of the Merger or the other transactions contemplated hereby or performance of Parent's and Sub's obligations hereunder or under the Stock Option Agreement or (y) have a Material Adverse Effect with respect to Parent.

                  (d) Parent SEC Documents; Undisclosed Liabilities. Except as set forth in Section 3.02(d) of the Parent Disclosure Schedule, Parent has filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by it pursuant to the Securities Act and the Exchange Act since November 1, 1996 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the "Parent SEC Documents"). Except as set forth in Section 3.02(d) of the Parent Disclosure Schedule, as of their respective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents (including any and all financial statements included therein) as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in Section 3.02(d) of the Parent Disclosure Schedule, except to the extent that information contained in any Parent SEC Document has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as disclosed in Section 3.02(d) of the Parent Disclosure Schedule, the consolidated financial statements of Parent included in all Parent SEC Documents filed since November 1, 1996 (the "Parent SEC Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of unaudited consolidated quarterly financial statements, as permitted by Form 10-Q of the SEC), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended

(subject, in the case of unaudited quarterly statements, to normal recurring year-end audit adjustments).

                  (e) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in
(i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied in writing by the Company specifically for inclusion or incorporation by reference therein.

                  (f) Absence of Certain Changes or Events. Except as disclosed in Section 3.02(f) of the Parent Disclosure Schedule, since December 31, 1997, there is not and has not been: (i) any Material Adverse Change with respect to Parent; (ii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or give rise to a Material Adverse Change with respect to Parent; or (iii) any condition, event or occurrence which, individually or in the aggregate, could reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or perform its obligations hereunder or thereunder.

                  (g)      Litigation; Compliance with Laws.

                           (i)      Except as disclosed in Section 3.02(g)(i)
of the Parent Disclosure Schedule or in the Parent SEC Documents, there is (1) no suit, action, arbitration or proceeding pending, and (2) to the knowledge of Parent, no suit, action, arbitration or proceeding threatened against or investigation pending, in each case with respect to Parent or any of its subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Parent or prevent or materially delay the ability of Parent and Sub to consummate the transactions contemplated by this Agreement or to perform their obligations hereunder and under the Stock Option Agreement nor is there any judgment, decree, citation, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries which, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect with respect to the Parent or prevent or materially delay the ability of the Parent to consummate transactions contemplated by this Agreement or the Stock Option Agreement or to perform its obligations hereunder or thereunder. To the knowledge of Parent, except as disclosed in Section 3.02(g)(i) of the Parent Disclosure Schedule or in any SEC Document filed by Parent prior to the date of this Agreement with respect to any period ending, or date occurring, after December 31, 1997, there is no reasonable basis for any action, suit, arbitration or proceeding that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Parent or prevent or materially delay the ability of Parent or Sub to consummate the transactions contemplated by this Agreement or the Stock Option Agreement or to perform their obligations hereunder or thereunder.

                           (ii)     Except as disclosed in Section 3.02(g)(ii)
of the Parent Disclosure Schedule, the businesses of Parent and its subsidiaries are not being conducted in violation of any law (domestic or foreign), ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, do not and could not reasonably be expected to have a Material Adverse Effect with respect to Parent.

                  (h) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement or the Stock Option Agreement based upon arrangements made by or on behalf of Parent or Sub. Parent agrees to indemnify the Company and to hold the Company harmless from and against any and all claims, liabilities or obligations with respect to any other fee, commission or expense asserted by any person on the basis of any act or statement alleged to have been made by Parent or its affiliates.

                  (i) Interim Operations of Sub. Sub was formed on November 4, 1998 solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

                  (j) Required Vote. This Agreement has been approved by Parent, as the sole stockholder of Sub. No other vote of holders of any class or series of securities of Parent or Sub is necessary to approve this Agreement, the Merger, the Stock Option Agreement and the transactions contemplated hereby and thereby.

                  (k) Ownership of Company Common Stock. Except as contemplated by the Stock Option Agreement, neither Parent nor, to its knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company, which in the aggregate represent 5% or more of the outstanding shares of such capital stock.


                                   ARTICLE IV

            COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

         SECTION 4.01.  CONDUCT OF BUSINESS.

                  (a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time of the Merger (except as otherwise expressly contemplated by the terms of this Agreement), and except as approved by Parent, the Company shall, and shall cause each of its Subsidiaries to, act and carry on its and their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable efforts to preserve substantially intact its and their current business organizations, keep available the services of its and their current officers and employees and preserve its and their relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having significant business dealings with it and them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time of the Merger, the Company shall not, and shall not permit any of its Subsidiaries to:

                           (i)    (x)  declare, set aside or pay any dividends
on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned domestic Subsidiary to its parent, (y) split, combine or reclassify any capital stock of the Company or any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company or any of its Subsidiaries, or (z) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof (other than the Debentures as contemplated by Section 2.04) or any rights, warrants or options to acquire any such shares or other securities;

                           (ii)   authorize for issuance, issue, deliver, sell,
pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights), other than the issuance of Company Common Stock upon the exercise of Company Stock Options awarded prior to the date of this Agreement but unexercised on the date of this Agreement in accordance with their present terms;

                           (iii)  (A) amend the Certificate of Incorporation or
By-Laws or comparable charter or organizational documents of any Subsidiary, or
(B) amend or terminate the Rights Agreement;

                           (iv)   acquire or agree to acquire by merging or
consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

                           (v)    other than as set forth in Section  4.01(a)(v)
of the Company Disclosure Schedule with respect to the disposition of certain assets, sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets other than any such properties or assets the value of which do not exceed $100,000 individually and $250,000 in the aggregate, except sales of inventory in the ordinary course of business consistent with past practice;

                           (vi)   (A)  incur any indebtedness for borrowed money
or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice and intercompany indebtedness between the Company and its wholly-owned Subsidiaries or between such wholly owned Subsidiaries, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned Subsidiary, or (C) invest or hold cash or cash equivalents in instruments with a maturity date exceeding 90 days,
(D) or use any cash outside the ordinary course of the PMSI Scott-Levin, Inc. business except as set forth on Schedule 4.01(a)(vi).

                           (vii)  acquire or agree to acquire any assets, other
than inventory in the ordinary course of business consistent with past practice, or make or agree to make any capital expenditures, except capital expenditures that either are contemplated (with respect to both nature and amount) by the Company's capital budget for the fiscal year ending June 30, 1999 (a true and correct copy of which is included in Schedule 4.01(a)(vii) of the Company Disclosure Schedule) or do not exceed $100,000 in the aggregate;

                           (viii) other than as set forth in Section 4.01(c)
(viii) of the Company Disclosure Schedule, pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of (x) liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof and other liabilities and obligations not exceeding $100,000 individually or $250,000 in the aggregate, or
(y) claims settled or compromised to the extent permitted by Section 4.01(a)(xii), or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

                           (ix)   adopt a plan of complete or partial
liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

                           (x)      enter into or amend any collective
bargaining agreement;

                           (xi)     change any material accounting principle
used by it, except as required by generally accepted accounting principles;

                           (xii)    settle or compromise any litigation or claim
(whether or not commenced prior to the date of this Agreement), other than settlements or compromises of litigation or claims that neither provide for injunctive or similar relief that could be material to the business or operations of the Company or any of its Subsidiaries nor require payments (after giving effect to insurance proceeds actually received or reasonably believed by management of the Company to be receivable) in settlement or compromise exceeding $50,000 provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters shall not exceed $250,000;

                           (xiii) engage in any transaction with, or enter into
any agreement, arrangement, or understanding with, directly or indirectly, any of the Company's affiliates, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate or other Person covered under Item 404 of SEC Regulation S-K that would be required to be disclosed under such Item 404, other than such transactions of the same general nature, scope and magnitude as are disclosed in the Company SEC Documents;

                           (xiv)  other than as set forth in Section 4.01(a)
(xiv) of the Company Disclosure Schedule, transfer to any person or entity any rights to its Intellectual Property, other than the provision of data or the granting of end-user licenses in the ordinary course of business consistent with past practice to customers of the Company or its Subsidiaries;

                           (xv)   enter into or amend any agreement pursuant to
which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology; or

                           (xvi)  authorize, or commit or agree to take, any of
the foregoing actions.

                  (b) Changes in Employment Arrangements. Other than as set forth in Section 4.01(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries shall (i) adopt or amend (except as may be required by law) any Company Plan for the benefit or welfare of any employee, officer, director or former director, officer or employee other than increases for individuals (other than executive officers and directors) in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any director, officer, employee or former director, officer or employee or pay any benefit not required by any existing plan, arrangement or agreement or (ii) take any action to implement the Employee Stock Purchase Plan.

                  (c) Severance. Except as contemplated by the proviso to the immediately preceding paragraph (b), neither the Company nor any of its Subsidiaries shall grant any new or modified severance or termination arrangement or increase or accelerate any benefits payable under its severance or termination pay policies in effect on the date hereof.

                  (d) WARN. Neither the Company nor any of its Subsidiaries shall effectuate a "plant closing" or "mass layoff," as those terms are defined in WARN, or similar restructuring affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries, without notifying Parent and Sub in advance and without complying with the notice requirements and other provisions of WARN or any applicable foreign laws or regulations.

                  (e) Tax Elections. Other than as set forth in Section 4.01(e) of the Company Disclosure Schedule, except as consistent with past practice, neither the Company nor any of its Subsidiaries shall make any tax election or settle or compromise any federal, state, local or foreign tax liability.

                  (f) Tax-Free Reorganization Treatment. No party shall, and none shall permit any of its subsidiaries to, intentionally take or cause to be taken any action which would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

                  (g) Nominee Shares. The Company shall cause any person who owns any shares of capital stock of any of the Company's Subsidiaries, whether in trust or pursuant to any other nominee arrangement with the Company or any of its Subsidiaries, to transfer, effective not later than the Effective Time of the Merger, all right, title and interest in and to such shares to Parent or any person designated by Parent.

                  (h) Other Actions. Neither the Company nor Parent shall, or shall permit any of their respective subsidiaries to (i) intentionally take any action or fail to take any action that, if taken or not taken on or prior to the date of this Agreement, would have resulted in any of its representations and warranties set forth in this Agreement being untrue in any material respect other than the possible issuance of securities by Parent after the date of this Agreement, or (ii) intentionally take any action that would or reasonably might be expected to result in any of the conditions to the Merger set forth in
Article VI not being satisfied or in a violation of any provision of the Stock Option Agreement. The Company and Parent shall promptly advise the other party orally and in writing of (x) any action or failure to act of the type set forth in clause (i) above, (y) the failure by such party to comply with any covenant, condition or agreement hereunder or under the Stock Option Agreement and (z) any event which could reasonably be expected to cause the conditions set forth in
Article VI not being satisfied; provided, however, that no such notice shall affect the representations, warranties, covenants and agreement of the parties or the conditions to their obligations hereunder.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

         SECTION 5.01. PREPARATION OF FORM S-4 AND PROXY STATEMENT; STOCKHOLDER MEETING.

                  (a) Promptly following the date of this Agreement, the Company shall prepare the Proxy Statement, and Parent shall prepare and file (or cause to be prepared and filed) with the SEC the Form S-4 in which the Proxy Statement will be included. Parent and the Company shall each use its reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable efforts to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any state in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the registration and qualification of the Parent securities to be issued in the Merger, and the Company shall furnish all information relating to the Company and its stockholders as may be reasonably requested in connection with any such action. The information provided and to be provided by Parent, Sub and the Company, respectively, (i) for use in the Form S-4, at the time the Form S-4 becomes effective, shall be true and accurate in all material respects and shall not omit to state a material fact required to be stated therein or necessary to make such information not misleading and (ii) for use in the Proxy Statement, on the date the Proxy Statement is mailed to the Company's stockholders and on the date of the Stockholders Meeting referred to below, shall be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information, in the light of the circumstances under which the statements therein were made, not misleading, and the Company and Parent each agree to correct any information provided by it for use in the Form S-4 and/or the Proxy Statement which shall have become false or misleading.

                  (b) All mailings to the Company's stockholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review, comment and approval of Parent (such approval not to be unreasonably withheld or delayed).

                  (c) The Company will, as promptly as practicable following the date of this Agreement and in consultation with Parent, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of adopting this Agreement and the transactions contemplated by this Agreement to the extent required by the DGCL. The Company will, through its Board of Directors, recommend to its stockholders approval of the foregoing matters, as set forth in Section 3.01(p); provided, however, that the Board of Directors of the Company may fail to make or withdraw or modify such recommendation, but only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from outside counsel that the failure to take such action would be contrary to the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable law. Any such recommendation, together with a copy of the opinion referred to in Section 3.01(o), shall be included in the Proxy Statement. The Company will use its best efforts to hold such meeting as soon as practicable after the Form S-4 shall have been declared effective.

         SECTION 5.02.  ACCESS TO INFORMATION; CONFIDENTIALITY.

                  (a) Each of the Company and Parent shall, and shall cause its respective subsidiaries, officers, employees, counsel, financial advisors and other representatives to, afford to the other party and its representatives reasonable access during normal business hours, during the period prior to the Effective Time of the Merger, to its properties, books, contracts, commitments, personnel and records, and, during such period, each of the Company and Parent shall, and shall cause its respective subsidiaries, officers, employees and representatives to, furnish promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and
(ii) all other information concerning its business, properties, financial condition, operations and personnel as such other party may from time to time reasonably request. Each of the Company and Parent will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated October 13, 1998, between Parent and the Company (the "Confidentiality Agreement"), which Confidentiality Agreement (except for Section 2 thereof) shall continue in full force and effect following the execution and delivery of this Agreement.

                  (b) No investigation pursuant to this Section 5.02 or otherwise shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

         SECTION 5.03. REASONABLE EFFORTS. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including
(i) obtaining all consents, approvals, waivers, licenses, permits or authorizations as are required to be obtained (or, which if not obtained, would result in an event of default, termination or acceleration of any agreement or any put right under any agreement) under any applicable law or regulation or from any Governmental Entities or third parties in connection with the transactions contemplated by this Agreement, (ii) defending any lawsuits or other proceedings challenging this Agreement and (iii) accepting and delivering additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties agree that each of Parent and Sub, on the one hand, and the Company, on the other hand, shall have the opportunity to negotiate and consult directly with all applicable Governmental Entities and third parties in connection with their consideration of the transactions contemplated by this Agreement. Notwithstanding anything in this Section 5.03 to the contrary, neither party shall be required to: (i) expend material sums of money or grant material financial or other accommodations to any party, (ii) divest any material operations or (iii) set aside any material assets in order to satisfy the terms of this Section 5.03.

         SECTION 5.04.  INDEMNIFICATION.

                  (a) From and after the Effective Time of the Merger, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time of the Merger, eligible for indemnification pursuant to the Certificate of Incorporation and By-Laws of the Company or the comparable charter or organizational documents of any Subsidiary (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries, pertaining to any matter existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, or at or after, the Effective Time of the Merger (the "Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the extent the Company or such Subsidiary would have been permitted under the Certificate of Incorporation and By-laws, or such other constituent organizational documents, as the case may be, to indemnify such person. Nothing contained herein shall limit any rights to indemnification which any Indemnified Party may have under any indemnification agreement or the Certificate of Incorporation or By-Laws or the constituent organizational documents of any Subsidiary. In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time of the Merger), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time of the Merger shall be reasonably satisfactory to Parent and the Surviving Corporation (it being understood that Reboul, MacMurray, Hewitt, Maynard & Kristol is acceptable to Parent and the Surviving Corporation); (ii) after the Effective Time of the Merger, Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time of the Merger, the Surviving Corporation will cooperate in the defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.04, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent and the Surviving Corporation (but the failure so to notify Parent or the Surviving Corporation shall not relieve them from any liability which they may have under this Section
5.04 except to the extent such failure materially prejudices Parent and the Surviving Corporation), and shall deliver to Parent and the Surviving Corporation the undertaking, if any, required by Section 145(e) of the DGCL. Parent and the Surviving Corporation shall be liable for the fees and expenses hereunder with respect to only one law firm to represent the Indemnified Parties as a group with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties.

                  (b) Parent shall cause to be maintained in effect for three years from the Effective Time of the Merger directors' and officers' liability insurance coverage covering persons who are directors and officers of the Company on the date of this Agreement, with respect to matters occurring prior to the Effective Time of the Merger, and containing terms and conditions which are not less advantageous to such persons than the policies of the Company in effect on the date hereof (the "Company Insurance"); provided that Parent shall not be required to spend annually in excess of 150% of the annual premium for the Company Insurance paid by the Company as of the date of this Agreement (the "Current Premium"), which Current Premium the Company represents is Two Hundred Eight Thousand Dollars ($208,000) per annum; provided, further, that if Parent would be required to spend annually in excess of 150% of the Current Premium to obtain insurance having terms not less advantageous than the Company Insurance, the Surviving Corporation will be required to spend up to such amount to maintain or procure as much insurance coverage as can be procured for such premium.

         SECTION 5.05. PUBLIC ANNOUNCEMENTS. Neither Parent and Sub, on the one hand, nor the Company, on the other hand, will issue any press release or public statement with respect to the transactions contemplated by this Agreement and the Stock Option Agreement, including the Merger, without the other party's prior consent (such consent not to be unreasonably withheld or delayed), except as may be required by applicable law, court process or by obligations pursuant to any agreement with any securities exchange or quotation system on which securities of the disclosing party are listed or quoted. In addition to the foregoing, Parent, Sub and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statements with respect to such transactions. The parties agree that the initial press release or releases to be issued with respect to the transactions contemplated by this Agreement shall be mutually agreed upon prior to the issuance thereof.

         SECTION 5.06.  NO SOLICITATION.

                  (a) Neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives or advisors to, (a) solicit, initiate or take any action knowingly to encourage or facilitate the submission of inquiries, proposals or offers from any person (other than Sub or Parent) relating to (i) any acquisition or purchase of 15% or more of the consolidated assets of the Company and its Subsidiaries or of over 15% of any class of equity securities of the Company or any of its Subsidiaries,
(ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Person (as defined in Section 8.02) beneficially owning 15% or more of any class of equity securities of the Company or any of its significant Subsidiaries, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company other than the transactions contemplated by this Agreement, or (iv) any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Merger (collectively, "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than Sub or Parent) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (i) furnishing information pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company in any material respect than the Confidentiality Agreement) concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Transaction Proposal, (ii) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Transaction Proposal,
(iii) following receipt of an unsolicited bona fide written Transaction Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, (iv) following receipt of an unsolicited bona fide written Transaction Proposal, failing to make or withdrawing, modifying or amending its recommendation referred to in Section 3.01(p), and/or (v) taking any action required to be taken by the Company pursuant to an order by any court of competent jurisdiction (other than an order that has been reversed, withdrawn or stayed), but in each case referred to in the foregoing clauses (i) through
(v) only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from outside counsel that the failure to take such action would be contrary to the fiduciary duties of the Board of Directors of the Company to the stockholders of the Company under applicable law; provided, further, that, to the extent that it may do so without acting in a manner contrary to its fiduciary duties under applicable law, the Board of Directors of the Company shall advise Parent promptly prior to the taking of any such action and, in addition, if the Board of Directors of the Company receives a Transaction Proposal, then the Company shall promptly inform Parent of the material terms and conditions of such proposal and the identity of the person making it. The Company and each of its Subsidiaries will immediately cease and cause its officers, directors, employees, affiliates, advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party.

                  (b) Except as set forth in this Section 5.06(b), the Board of Directors of the Company shall not (i) fail to make or withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation of the Merger and this Agreement by the Board of Directors of the Company, (ii) approve or recommend, or propose to approve or recommend, any Transaction Proposal or (iii) cause the Company to enter into any agreement (including, without limitation, any letter of intent) with respect to any Transaction Proposal. Notwithstanding the foregoing, if the Board of Directors of the Company, after consultation with and based upon the written advice of outside legal counsel, determine in good faith that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable law, the Board of Directors of the Company may approve or recommend a Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only (i) after providing reasonable written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Board of Directors of the Company has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and
(ii) if Parent does not make within three business days of Parent's receipt of the Notice of Superior Proposal, an offer which the Board of Directors of the Company, after consultation with its financial advisors, determines is superior to such Superior Proposal. The term "Superior Proposal" means any Transaction Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger, including as part of such determination, that, as to any cash consideration to be paid pursuant to the Superior Proposal, the person making the Superior Proposal has all requisite funds on hand or has provided customary financing commitments for the requisite funds.

         SECTION 5.07. BENEFIT MATTERS. From and after the Effective Time of the Merger, Parent shall accord to all employees of the Company and its Subsidiaries that become Continuing Employees benefits that Parent normally makes available to its employees under Parent employee benefit plans (as defined in Section 3(3) of ERISA), in each case as if such Continuing Employee had been employed by Parent for the length of time such Continuing Employee has been employed by the Company (provided no such amount of time shall be credited for purposes of the vesting or other provisions of any option, other than Converted Options, granted to any such Continuing Employee to purchase shares of Parent Common Stock).

         SECTION 5.08. NASDAQ LISTING. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise or conversion of Company Stock Options to be approved for listing on the Nasdaq National Market System, subject to official notice of issuance.

         SECTION 5.09. TAKEOVER STATUTE. If any "fair price", "moratorium", "control share acquisition", "interested shareholder" or other similar anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Stock Option Agreement, each of Parent and the Company and their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or the Stock Option Agreement, as the case may be, or the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

         SECTION 5.10. SUPPLEMENTAL DISCLOSURE. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article VI of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

         SECTION 6.01. CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

                  (a) Effectiveness of Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of the Company or Parent, threatened by the SEC. Any material "blue sky" and other state securities laws applicable to the registration and qualification of the Parent securities issuable or required to be reserved for issuance pursuant to this Agreement shall have been complied with.

                  (b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

                  (c) No Order. No Governmental Entity or federal, state or foreign court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; provided, however, that the parties shall use all reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

                  (d) HSR Act and Other Waiting Periods. The applicable waiting period under the HSR Act shall have expired or been terminated and all other waiting periods specified under applicable laws, and all extensions thereof, the passing of which is legally required prior to the consummation of the Merger, shall have expired or been terminated.

                  (e) NASDAQ Listing. The shares of Parent Common Stock issuable to stockholders of the Company in accordance with this Agreement shall have been authorized for listing on the Nasdaq National Market upon official notice of issuance.

                  (f) Other Approvals. Other than the filing of merger documents in accordance with the NCBCA and DGCL, all authorizations, consents, waivers, orders or approvals required to be obtained, and all filings, notices or declarations required to be made, by the Company and Parent prior to the consummation of the Merger and the other transactions contemplated hereunder shall have been obtained from, and made with, all required Governmental Entities except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations the failure to obtain or make which would not have a Material Adverse Effect with respect to Parent.

         SECTION 6.02. ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger and the transactions contemplated in this Agreement are also subject to the following conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement that is qualified as to "materiality," "Material Adverse Change" or "Material Adverse Effect" shall be true and correct, each of the other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects and the Company Disclosure Schedule and each of the schedules attached to this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall have been true and correct as of such date. Parent shall have received a certificate of the chief executive officer and chief financial officer of the Company to such effect.

                  (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent shall have received a certificate of the chief executive officer and chief financial officer of the Company to that effect.

                  (c) No Litigation. There shall not be pending or threatened by any Governmental Entity any suit, action or proceeding (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or the Stock Option Agreement or seeking to obtain from the Company, Sub or Parent or any of their respective affiliates any material amount of damages, (ii) seeking to prohibit or limit the ownership or operation by Parent or the Company or any of their respective affiliates of any material portion of their business or assets or to dispose of or hold separate any material portion of their business or assets, as a result of the Merger or any other transaction contemplated by this Agreement or the Stock Option Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of the common stock of the Surviving Corporation, including, without limitation, the right to vote such common stock on all matters properly presented to the stockholders of the surviving corporation or (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries taken as a whole. No suit, action or proceeding by any other person shall be pending that seeks any of the relief or remedies described in clauses (i) through (iv) of the immediately preceding sentence as to which there is a reasonable possibility of success or that otherwise could reasonably be expected to have a Material Adverse Effect with respect to Parent or the Company.

                  (d) Third Party Approvals. All consents, waivers or approvals required to be obtained from third parties under contracts, agreements or similar instruments to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, in connection with the Merger and the other transactions contemplated hereby shall have been obtained, except to the extent that the failure to obtain such consents, waivers or approvals would not, in the aggregate, result in violations, defaults (with or without notice or lapse of time or both), rights of termination, cancellation or acceleration, or losses of benefit that would have a Material Adverse Effect with respect to the Company or Parent.

                  (e) Rights Agreement. None of the events described in Section 8, Section 14 or Section 25, or the second sentence of Section 3(a) of the Rights Agreement shall have occurred. The right of the Board of Directors of the Company to redeem the Rights pursuant to Section 24 of the Rights Agreement shall be in effect and the Rights shall not have become nonredeemable and shall not become nonredeemable upon consummation of the Merger.

                  (f) Employment Agreements. The Employment Agreements identified on Schedule 6.02(f), substantially in the form of Exhibit C attached hereto (collectively, the "Employment Agreements") shall have been executed and delivered to Parent.

                  (g) Tax Opinion. Parent shall have received an opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.C., counsel to Parent, in form and substance reasonably satisfactory to Parent, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Code. The issuance of such opinion shall be conditioned on the receipt by such counsel of representation letters from each of Parent, Sub and the Company and in each case, in form and substance reasonably satisfactory to Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.C. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

                  (h) Key Man Life Insurance. The Company shall have obtained and maintain in full force and effect key man life insurance on the life of Joy Scott, in form and substance reasonably satisfactory to Parent, in the amount of Five Million Dollars ($5,000,000) with all proceeds payable to the Company.

         SECTION 6.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions:

                  (a) Representations and Warranties. Each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified as to "materiality," "Material Adverse Change" or "Material Adverse Effect" shall be true and correct, and each of the other representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects, in each case as of the Closing Date as though made on and as of the Closing Date, except (i) for changes specifically permitted by this Agreement and (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date. The Company shall have received a certificate of a duly authorized officer of Parent and Sub to such effect.

                  (b) Agreements and Covenants. Parent and Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. The Company shall have received a certificate of a duly authorized officer of Parent and Sub to that effect.

                  (c) Tax Opinion. The Company shall have received an opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol, counsel to the Company, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368 of the Code. The issuance of such opinion shall be conditioned on the receipt by such counsel of representation letters from each of Parent, Sub, and the Company, in each case, in form and substance reasonably satisfactory to Reboul, MacMurray, Hewitt, Maynard & Kristol. The specific provisions of each such representation letter shall be in form and substance reasonably satisfactory to such counsel, and each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect.

                  (d) Bringdown Opinion of Financial Advisor. The Company shall have received a bringdown of the SG Cowen Securities Corporation opinion dated as of December 14, 1998, to the effect that as of a date within ten (10) days prior to the mailing of the Company's Proxy Statement to the Company's stockholders in connection with the Merger, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates).

                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER

         SECTION 7.01. TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time of the Merger, whether before or after the Company Stockholder Approval:

                  (a) by mutual written consent of Parent and the Company; or

                  (b) by either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (c) by the Company if the Merger shall not have been consummated on or before May 15, 1999 (other than due to the failure of the Company to perform its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger), or by Parent if the Merger shall not have been consummated on or before May 15, 1999 (other than due to the failure of Parent to perform its obligations under this Agreement required to be performed at or prior to the Effective Time of the Merger); or

                  (d) by either Parent or the Company if at the duly held meeting of the stockholders of the Company (including any adjournment thereof) held for the purpose of voting on the Merger, this Agreement and the consummation of the transactions contemplated hereby, the holders of a majority of the outstanding shares of Company Common Stock shall not have approved the Merger, this Agreement and the consummation of the transactions contemplated hereby; or

                  (e) by Parent, if the Company or its Board of Directors shall have (1) withdrawn, modified or amended in any respect adverse to Parent its approval or recommendation of this Agreement or any of the transactions contemplated herein (it being understood that a communication by the Company that contains only the information described in Rule 14d-9(e) under the Exchange Act shall not be deemed to be such a modification or amendment or an action described in clause (5) below), (2) failed as promptly as practicable after the Form S-4 is declared effective to mail the Proxy Statement to its stockholders or failed to include in such statement such recommendation, (3) recommended any Transaction Proposal from a person other than Parent or any of its affiliates,
(4) resolved to do any of the foregoing or (5) in response to the commencement of any tender offer or exchange offer for more than 15% of the outstanding shares of Company Common Stock, not recommended rejection of such tender offer or exchange offer; or

                  (f) by the Company, if, pursuant to and in compliance with
Section 5.06 hereof, the Board of Directors of the Company has approved or recommended a Superior Proposal; or

                  (g) by the Company upon written notice to the Parent prior to 10:00 a.m. on the day scheduled for the Stockholders Meeting set forth in the proxy material mailed to the Company's stockholders, if the Average Trading Price is more than $62.325; provided that the Company shall not be entitled to terminate this Agreement pursuant to this paragraph (g) if, within twenty-four
(24) hours after the Company notifies Parent in writing of any such proposed termination, Parent agrees in writing that the Exchange Ratio shall be equal to 0.247091857; or

                  (h) by Parent upon written notice to the Company prior to 10:00 a.m. on the day scheduled for the Stockholders Meeting set forth in the proxy material mailed to the Company's stockholders, if the Average Trading Price is less than $41.55; provided that Parent shall not be entitled to terminate this Agreement pursuant to this paragraph (h) if, within twenty-four
(24) hours after the Parent notifies the Company of any such proposed termination, the Company agrees in writing that the Exchange Ratio shall be equal to 0.370637786.

         SECTION 7.02. EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of Section 3.01(n), Section 3.02(h), the last sentence of Section 5.02(a) (and the provisions of the Confidentiality Agreement referred to therein, other than Section 2 thereof), this Section 7.02, Section 8.02, Section
8.07 and Section 8.08. Nothing contained in this Section shall relieve any party for any breach of the representations, warranties, covenants or agreements set forth in this Agreement (including, without limitation, liability for damages as a result of any such breach that gives rise to an inability to satisfy any of the conditions to Closing set forth in Article VI).

         SECTION 7.03. AMENDMENT. This Agreement, including the Schedules hereto, may be amended at the sole discretion and agreement of all of the parties hereto at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall be made no amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement, including the Schedules hereto, may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

         SECTION 7.04. EXTENSION; WAIVER. At any time prior to the Effective Time of the Merger, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

         SECTION 7.05. PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

         SECTION 8.01. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger and all such representations and warranties will be extinguished on consummation of the Merger and neither the Company, Parent, Sub, nor any officer, director or employee or stockholder of any of them shall be under any liability whatsoever with respect to any such representation or warranty after such time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

         SECTION 8.02.  FEES AND EXPENSES.

                  (a) (i) If this Agreement shall have been terminated in accordance with its terms (except pursuant to Section 7.01(b)) and either of the following shall have occurred: (A) prior to such termination, any corporation (including the Company or any of its Subsidiaries or affiliates), partnership, person, other entity or "group" (as referred to in Section 13(d)(3) of the

Exchange Act) other than Parent, Sub or any of their respective affiliates (collectively, "Persons"), shall have become the beneficial owner of more than 15% of the outstanding shares of Company Common Stock; or (B)(x) prior to such termination, any Person shall have made, or proposed, communicated or disclosed in a manner which is or otherwise becomes public a bona fide intention to make a Transaction Proposal (including by making such a Transaction Proposal) and (y) on or prior to September 15, 1999, the Company either consummates with a Person a transaction the proposal of which would otherwise qualify as a Transaction Proposal under Section 5.06 or enters into a definitive agreement with a Person with respect to a transaction the proposal of which would otherwise qualify as a Transaction Proposal under Section 5.06 (whether or not such Person is the Person referred to in clause (x) above); or (ii) if this Agreement is terminated pursuant to (A) Section 7.01(e) or (B) Section 7.01(f); then the Company shall,
(1) in the case of clauses (a)(i)(A) and (a)(ii)(A) above, promptly, but in no event later than one business day after the termination of this Agreement, (2) in the case of clause (a)(i)(B) above, promptly, but in no event later than one business day after an event specified in subclause (y) thereof shall have occurred, and (3) in the case of clause (a)(ii)(B) above, prior to (and as a precondition to) termination under Section 7.01(f) pay Parent a fee of $8,000,000 in cash which fee shall be payable in same day funds. No termination of this Agreement at a time when a fee is reasonably expected to be payable pursuant to this Section 8.02(a) following termination of this Agreement shall be effective until such fee is paid.

                  (b) In addition, in any case in which a fee is payable pursuant to paragraph (a) above, the Company shall promptly reimburse Parent and Sub for documented reasonable out-of-pocket expenses incurred by either of them in connection with this Agreement and the Stock Option Agreement, including reasonable accounting, investment banking and legal fees and expenses; provided that the amount of such reimbursement shall not exceed $1,000,000 in the aggregate.

                  (c) Except as provided otherwise in paragraphs (a) and (b) above, all costs and expenses incurred in connection with this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except that the cost of filing, printing and distributing the Proxy Statement and the Form S-4 shall be borne equally by Parent and the Company.

         SECTION 8.03. NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) or transmitted by confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)      if to Parent or Sub, to

                           Quintiles Transnational Corp.
                           4709 Creekstone Drive
                           Riverbirch Building, Suite 200
                           Durham, North Carolina 27703

                           Attention:  General Counsel
                           Fax Number: (919) 941-9113

                           with a copy to:

                           Smith, Anderson, Blount, Dorsett,
                              Mitchell & Jernigan, L.L.P.
                           2500 First Union Capitol Center
                           Raleigh, North Carolina 27602

                           Attention: Gerald F. Roach, Esq.
                           Fax Number: (919) 821-6800

                  (b)      if to the Company, to

                           Pharmaceutical Marketing Services Inc.
                           45 Rockefeller Plaza, Suite 912
                           New York, New York 10111

                           Attention: General Counsel
                           Fax Number: (212) 841-5760

                           with a copy to:

                           Reboul, MacMurray, Hewitt, Maynard & Kristol
                           45 Rockefeller Plaza
                           New York, NY 10111

                           Attention: Robert A. Schwed, Esq.
                           Fax Number: (212) 841-5725


         SECTION 8.04.  DEFINITIONS.  For purposes of this Agreement:

                  (a) an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

                  (b) "Continuing Employees" means all persons who are actively employed on a full-time basis by the Company or its Subsidiaries immediately following the Effective Time of the Merger, other than such persons who are actively employed on a full-time basis by the Company or any of its Subsidiaries other than PMSI Scott-Levin, Inc., if any, as may be identified in writing by Parent to the Company not less than five business days prior to the Closing Date;

                  (c) "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability (including without limitation liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (A) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by the Company or any of its Subsidiaries, (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit or (C) otherwise relating to obligations or liabilities under any Environmental Laws;

                  (d) "Environmental Laws" means all applicable foreign, federal, state, provincial and local statutes, rules, regulations, ordinances, orders, decrees and common or civil law relating in any manner to contamination, pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, the Solid Waste Disposal Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community-Right-to-Know Act, the Safe Drinking Water Act, all as amended, and similar state and foreign laws;

                  (e) "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for the Company and its Subsidiaries to conduct their operations and businesses;

                  (f) "Hazardous Materials" means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, friable asbestos and asbestos-containing materials, pollutants, contaminants and all other materials, and substances regulated pursuant to, or that could reasonably be expected to provide the basis of liability under, any Environmental Law;

                  (g) "indebtedness" means, with respect to any person, without duplication, (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (D) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (E) all capitalized lease obligations of such person, (F) all obligations of others secured by any Lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (G) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (H) all letters of credit issued for the account of such person and (I) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person;

                  (h) "Intellectual Property" means all rights, privileges and priorities provided under federal, state, foreign and multinational law relating to intellectual property, whether registered or unregistered, including, without limitation, all (i) (a) inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, and confidential information, new and useful improvements thereof and know-how relating thereto, whether or not patented or eligible for patent protection; (b) copyrights and copyrightable works, including computer applications, programs, Software, Databases and related items; (c) trademarks, service marks, trade names, brand names, product names, corporate names, logos and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (d) trade secrets, data and other confidential information; and
(ii) all registrations, applications, recordings, and licenses or other similar agreements related to the foregoing;

                  (i) "knowledge" means, with respect to any matter, (i) in the case of Parent, the knowledge of any director or executive officer of Parent after due inquiry into such matter and (ii) in the case of the Company, the knowledge of Messrs. Turner, Davies, Hauser and Ms. Scott after due inquiry into such matter;

                  (j) "Material Adverse Change" means, when used with respect to the Company or Parent, any change that, either individually or in the aggregate with all other such changes, is materially adverse to the Company or Parent, as the case may be, and their respective subsidiaries taken as a whole;

                  (k) "Material Adverse Effect" means, when used with respect to the Company or Parent, any change, effect, event or occurrence that, either individually or in the aggregate with all other such changes, effects, events and occurrences, either (a) is materially adverse to the business, properties, financial condition or results of operations of the Company or Parent, as the case may be, and their respective subsidiaries taken as a whole, or (b) will be materially adverse to the business, properties, financial condition or results of operations of Parent and its subsidiaries (including the Surviving Corporation) taken as a whole following the Effective Time of the Merger;

                  (l) "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

                  (m) "Recent SEC Documents" means any SEC Documents filed by the Company prior to the date of this Agreement with respect to any period ending, or any date occurring, on or after June 30, 1998; and

                  (n) "Rights" means the rights to acquire one-third of a share of Company Common Stock pursuant to the Rights Agreement;

                  (o) "Rights Agreement" means the Rights Agreement dated as of January 28, 1998 between the Company and Harris Trust Company of New York;

                  (p) a "subsidiary" of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person; and

                  (q) "Year 2000 Compliant" means, when used with respect to any software or database, that such software or database will operate accurately and, without interruption, accept, possess and in all manner retain full functionality when referring to, or involving, any year or date in the twentieth or twenty-first centuries.

         SECTION 8.05. INTERPRETATION. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

         SECTION 8.06. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         SECTION 8.07. ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. All exhibits and schedules referred to in this Agreement, including without limitation the Company Disclosure Schedule, are intended to be and hereby are specifically made a part of this Agreement. This Agreement, other than Section 5.04, is not intended to confer upon any person other than the parties any rights or remedies.

         SECTION 8.08. GOVERNING LAW. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with, the laws of the State of North Carolina, without regard to the choice of law principles thereof.

         SECTION 8.09. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         SECTION 8.10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

         IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                 QUINTILES TRANSNATIONAL CORP.


                                 By:
                                        /s/ James L. Bierman
                                        --------------------------------
                                        Name:    James L. Bierman
                                        Title:   Sr. Vice President


                                 QTRN ACQUISITION CORP.


                                 By:
                                        /s/ James L. Bierman
                                        --------------------------------
                                        Name:    James L. Bierman
                                        Title:   Sr. Vice President


                                 PHARMACEUTICAL MARKETING SERVICES INC.


                                 By:
                                        /s/ Warren J. Hauser
                                        --------------------------------
                                        Name:    Warren J. Hauser
                                        Title:   Vice President

LIST OF OMITTED SCHEDULES AND EXHIBITS TO MERGER AGREEMENT

         Company Disclosure Schedule
              Section 3.01(a)          Organization, Standing and Corporate Power
              Section 3.01(b)          Subsidiaries
              Section 3.01(c)          Capital Structure
              Section 3.01(d)          Authority; Noncontravention
              Section 3.01(e)          SEC Documents; Undisclosed Liabilities
              Section 3.01(g)          Absence of Certain Changes or Events
              Section 3.01(h)          Litigation; Labor Matters; Compliance with Laws
              Section 3.01(i)          Employee Benefit Plans
              Section 3.01(j)          Taxes
              Section 3.01(k)          Properties
              Section 3.01(m)          Contracts; Debt Instruments
              Section 3.01(n)          Brokers
              Section 3.01(r)          Intellectual Property
              Section 4.01(a)          Conduct of Business by the Company
              Section 4.01(b)          Changes in Employment Arrangements
              Section 4.01(e)          Tax Elections
         Parent Disclosure Schedule
              Section 3.02(b)          Capital Structure
              Section 3.02(d)          SEC Documents; Undisclosed Liabilities
              Section 3.02(f)          Absence of Certain Changes or Events
              Section 3.02(g)          Litigation; Compliance with Laws
              Section 6.02(f)          Employment Agreements
         Exhibit C                     Form of Employment Agreement

The Company hereby agrees to furnish supplementally a copy of any Omitted Schedules and Exhibits to the Commission upon request.

                                    EXHIBIT B

                             STOCK OPTION AGREEMENT

                             STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT, dated as of December 14, 1998 (the "Agreement"), by and between Pharmaceutical Marketing Services Inc., a Delaware corporation ("Issuer"), and Quintiles Transnational Corp., a North Carolina corporation ("Grantee").

         WHEREAS, Grantee, Issuer and QTRN Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of Grantee ("Sub"), are concurrently herewith entering into a Merger Agreement, dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings set forth in the Merger Agreement), providing for, among other things, the merger of Issuer with and into Sub with Sub as the surviving corporation (the "Merger"); and

         WHEREAS, as a condition to Grantee's willingness to enter into the Merger Agreement, Grantee has requested that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, Issuer and Grantee agree as follows:

         1. GRANT OF OPTION. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 2,466,947 (as adjusted as set forth herein) shares (the "Option Shares") of Common Stock, par value $.01 per share, of Issuer (the "Issuer Common Stock") at a cash purchase price per Option Share equal to $12.00 (the "Purchase Price").

         2.       EXERCISE OF OPTION.

                  (a) If not in material breach of the Merger Agreement, Grantee may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of a Purchase Event (as defined below) provided that, except as otherwise provided herein, the Option shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time of the Merger, (ii) 12 months after the first occurrence of a Purchase Event or (iii) termination of the Merger Agreement prior to the occurrence of a Purchase Event. Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it has exercised the Option pursuant to this Section 2(a) in accordance with the terms hereof prior to the termination of the Option. The termination of the Option shall not affect any rights hereunder which by their terms extend beyond the date of such termination.

                  (b) As used herein, a "Purchase Event" means the termination of the Merger Agreement under any circumstance which would entitle Grantee or Issuer to receive any fee from Issuer pursuant to Section 8.02(a) of the Merger Agreement, provided, however, that the termination of the Merger Agreement (except pursuant to Section 7.01(b) thereof) after the occurrence of any event described in Section 8.02(a)(i)(B)(x) thereof shall constitute a Purchase

Event hereunder whether or not any event described in Section 8.02(a)(i)(B)(y) of the Merger Agreement shall have occurred.

                  (c) In the event Grantee wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase (the "Closing"; and the date of such Closing, the "Closing Date"); provided that the Closing shall be held only if (A) such purchase would not otherwise violate or cause the violation of applicable law (including the HSR Act) and (B) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered into, or enforced by any Governmental Entity which prohibits delivery of the Option Shares, whether temporary, preliminary or permanent; provided, however, that the parties hereto shall use their best efforts to have any such decree, order or injunction vacated or reversed. If the Closing cannot be consummated by reason of a restriction set forth in clause (A) or (B) above, notwithstanding the provisions of Section 2(a), the Closing Date shall be within 20 business days following the elimination of such restriction.

         3.       PAYMENT AND DELIVERY OF CERTIFICATES.

                  (a) On each Closing Date, Grantee shall pay to Issuer in immediately available funds by wire transfer to a bank account designated by Issuer an amount equal to the Purchase Price multiplied by the Option Shares to be purchased on such Closing Date.

                  (b) At each Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Issuer shall deliver to Grantee a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all Liens, and Grantee shall deliver to Issuer a letter agreeing that Grantee shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement. If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, Issuer shall not have redeemed the Rights, or shall have issued any similar securities, then each Option Share issued pursuant to such exercise shall also represent a corresponding Right or new rights with terms substantially the same as and at least as favorable to Grantee as are provided under the Rights Agreement or any similar agreement then in effect.

                  (c) Certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

                  THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF DECEMBER 14, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

                  It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act; (ii) the reference to restrictions pursuant to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied.

         4. AUTHORIZED STOCK. Issuer hereby represents and warrants to Grantee that Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, shares of Issuer Common Stock necessary for Grantee to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 6 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable upon exercise of the Option pursuant to
Section 6, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including any preemptive rights of any stockholder of Issuer.

         5. PURCHASE NOT FOR DISTRIBUTION. Grantee hereby represents and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option or Substitute Option (as defined below) will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

         6.       ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

                  (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Grantee shall receive upon exercise of the Option the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement, the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

                  (b) In the event that Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the shares of Issuer Common Stock outstanding immediately prior to the consummation of such merger shall after such merger represent less than 50% of the outstanding voting securities of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (I) the Acquiring Corporation (as defined below) or (II) any person that controls the Acquiring Corporation (any such person specified in clause (I) or (II) being referred to as "Substitute Option Issuer").

                  (c) The Substitute Option shall have the same terms as the Option; provided that the exercise price therefor and number of shares subject thereto shall be as set forth in this Section 6; provided, further, that the Substitute Option shall be exercisable immediately upon issuance without the occurrence of a Purchase Event with respect to the Substitute Option; and provided, further, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option (subject to the variations described in the foregoing provisos), such terms shall be as similar as possible and in no event less advantageous to Grantee. Substitute Option Issuer shall also enter into an agreement with Grantee in substantially the same form as this Agreement (subject to the variations described in the foregoing provisos), which shall be applicable to the Substitute Option.

                  (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock (as defined below) as is equal to the Assigned Value (as defined below) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as defined below), rounded up to the nearest whole share. The exercise price per share of Substitute Common Stock of the Substitute Option (the "Substitute Option Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                 (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of outstanding Substitute Common Stock but for the limitation in the first sentence of this Section 6(e), Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this
Section 6(e) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this Section 6(e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee.

                  (f) Issuer shall not enter into any transaction described in Section 6(b) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Agreement are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights comparable to the Rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value than other shares of common stock issued by Substitute Option Issuer (other than any diminution in value resulting from the fact, if applicable, that the shares of Substitute Common Stock are restricted securities, as defined in Rule 144 under the Securities Act or any successor provision)).

                  (g) For purposes of this Agreement, the following terms have the following meanings:

                           (1)      "Acquiring  Corporation" means (i) the
continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving corporation and (iii) the transferee of all or substantially all of Issuer's assets.

                           (2)      "Assigned Value" means the highest of (w)
the price per share of Issuer Common Stock at which a tender offer or exchange offer for Issuer Common Stock has been made after the date hereof and prior to the consummation of the consolidation, merger or sale referred to in Section 6(b), (x) the price per share to be paid by any third party or the consideration per share to received by holders of Issuer Common Stock, in each case pursuant to the agreement with Issuer with respect to the consolidation, merger or sale referred to in Section 6(b), (y) the highest bid price per share for Issuer Common Stock quoted on the Nasdaq National Market (or if such Issuer Common Stock is not quoted thereon, the highest bid price per share as quoted on the principal trading market on which such shares are traded as reported by a recognized source) during the 12-month period immediately preceding the consolidation, merger or sale referred to in Section 6(b) and (z) in the event the transaction referred to in Section 6(b) is a sale of all or substantially all of Issuer's assets, an amount equal to (i) the sum of the price paid in such sale for such assets (including assumed liabilities) and the current market value of the remaining assets of Issuer, as determined by a nationally recognized investment banking firm selected by Grantee divided by (ii) the number of shares of Issuer Common Stock outstanding at such time. In the event that a tender offer or exchange offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Grantee.

                           (3)      "Average Price" means the average closing
sales price per share of a share of Substitute Common Stock quoted on the New York Stock Exchange ("NYSE") (or if such Substitute Common Stock is not quoted on the NYSE, the highest bid price per share as quoted on the Nasdaq National Market or, if the shares of Substitute Common Stock are not quoted thereon, on the principal trading market on which such shares are traded as reported by a recognized source) for the twenty trading days immediately preceding the fifth business day prior to the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Substitute Option Issuer is Issuer, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Grantee may elect.

                           (4)      "Substitute Common Stock" means the shares
of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or persons similarly responsible for the direction of the business and affairs) of the Substitute Option Issuer.

         7.       REGISTRATION RIGHTS.

         (a) Issuer shall, if requested by Grantee or any owner of Option Shares (collectively with Grantee, the "Owners") at any time and from time to time within three years of the first exercise of the Option, as expeditiously as possible prepare and file up to two registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to such Owners upon exercise of the Option in accordance with the intended method of sale or other disposition stated by such Owners, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities under any applicable state securities laws. Issuer shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period not in excess of 180 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 30 days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer. Any registration statement prepared and filed under this Section 7, and any sale covered thereby, shall be at Issuer's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Owners' counsel related thereto. The Owners shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder.

         (b) If during the time period referred to in the first sentence of subsection (a) of this Section 7 Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), it shall allow the Owners the right to participate in such registration, and such participation shall not affect the obligation of Issuer to effect two registration statements for the Owners under this Section 7; provided that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Issuer shall include the shares requested to be included therein by the Owners pro rata with the shares intended to be included therein by Issuer.

         (c) In connection with any registration pursuant to this Section 7, Issuer and the Owners shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration. Issuer shall indemnify and hold harmless (i) Owner, its affiliates and its officers and directors and
(ii) each underwriter and each person who controls any underwriter (collectively, the "Underwriters") within the meaning of the Securities Act or the Exchange Act ((i) and (ii) being referred to as "Indemnified Parties") against any losses, claims, damages, liabilities or expenses to which the Indemnified Parties may become subject, insofar as such losses, claims, damages, liabilities (or actions in respect thereof) and expenses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement filed pursuant to this paragraph, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Issuer shall not be liable in any such case to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any such documents in reliance upon and in conformity with written information furnished to the Issuer by the Indemnified Parties expressly for use or incorporation by reference therein. As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act. Owner and the Underwriters shall indemnify and hold harmless the Issuer, its affiliates and its officers and directors against any losses, claims, damages, liabilities or expenses to which the Company, its affiliates and its officers and directors may become subject, insofar as such losses, claims, damages, liabilities (or actions in respect thereof) and expenses arise out of or are based upon any untrue statement of any material fact contained or incorporated by reference in any registration statement filed pursuant to this paragraph, or arise our of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer by Owner or the Underwriters, as applicable, specifically for use or incorporation by reference therein.

         8. LISTING. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the Nasdaq National Market or other securities market, Issuer, upon the request of any Owner, will promptly make any filing necessary to list the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on such system or market and will use its best efforts to obtain approval of such listing as soon as practicable.

         9.       LIMITATION OF GRANTEE PROFIT.

         (a) Notwithstanding any other provision herein, in no event shall Grantee's Total Profit (as defined below) exceed $9,000,000, and, if it otherwise would exceed such amount, Grantee, at its sole discretion, shall either (i) reduce the number of shares subject to the Option, (ii) deliver to Issuer for cancellation shares of Issuer Common Stock (or other securities into which such Option Shares are converted or exchanged), (iii) pay cash to Issuer, or (iv) any combination of the foregoing, so that Grantee's actually realized Total Profit shall not exceed $9,000,000 after taking into account the foregoing actions.

         (b) For purposes of this Agreement, "Total Profit" shall mean: (i) the aggregate amount of (A) Net Proceeds, plus (B) all amounts received by Grantee on the transfer of the Option, plus (C) all equivalent amounts with respect to the Substitute Option, plus (D) all amounts received by Grantee pursuant to Section 8.02(a) and (b) of the Merger Agreement, minus (ii) the aggregate of (A) all amounts of cash previously paid to Issuer pursuant to this
Section 9 and (B) the value of the Option Shares (or other securities) previously delivered to Issuer for cancellation pursuant to this Section 9.
"Net Proceeds" shall mean the aggregate
proceeds of such sale or disposition in excess of the product of the Purchase Price multiplied by the number of such Option Shares (or securities into which such shares are converted or exchanged) included in such sale or disposition.

         (c) Notwithstanding any other provision of this Agreement, nothing in this Agreement shall affect the ability of Grantee to receive, nor relieve Issuer's obligation to pay, any payment provided for in Section 8.02(a) or (b) of the Merger Agreement; provided that if and to the extent the Total Profit received by Grantee would exceed $9,000,000, following receipt of such payment, Grantee shall be obligated to comply with the terms of Section 9(a) within 30 days of the latest of (i) the date of receipt of such payment, (ii) the date of receipt of the Net Proceeds, (iii) the date of receipt of net cash from disposition of the Option and (iv) the date of receipt of equivalent amounts pursuant to the sale of the Substitute Option or shares of Substitute Common Stock (or other securities into which such Substitute Common Stock is converted or exchanged).

         (d) For purposes of Section 9(a) and clause (ii) of Section 9(b), the value of any Option Shares delivered to Issuer shall be the Assigned Value of such Option Shares and the value of any Substitute Common Stock delivered to Issuer shall be the Highest Closing Price of such Substitute Common Stock. "Highest Closing Price" means the highest closing sales price for shares of Substitute Common Stock quoted on the NYSE (or if the Substitute Common Stock is not quoted on the NYSE, the highest bid price per share as quoted on the National Association of Securities Dealers Automated Quotations System or, if the shares of Substitute Common Stock are not quoted thereon, on the principal trading market on which such shares are traded as reported by a recognized) during the six-month period preceding the issuance of the Substitute Option.

         (e) Notwithstanding anything in this Agreement or the Merger Agreement to the contrary, if a court shall finally adjudicate that Grantee's Total Profit is unenforceable, then Net Proceeds shall be limited to the largest amount enforceable, whether such amount is $9,000,000, $7,000,000, $5,000,000, $4,000,000, $3,000,000 or $2,000,000. All Net Proceeds in excess of such limitation shall be remitted to Issuer upon receipt.

         10. LOSS, THEFT, ETC. OF AGREEMENT. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         11.      MISCELLANEOUS.

                  (a) Expenses. Except as otherwise provided in Section 7 hereof or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

                  (c) Entire Agreement; No Third-Party Beneficiary; Severability. Except as otherwise set forth in the Merger Agreement, this Agreement, together with the Merger Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Grantee to acquire the full number of shares of Issuer Common Stock (or Substitute Common Stock) as provided in Section 2, as adjusted pursuant to Section 6, it is the express intention of Issuer to allow Grantee to acquire such lesser number of shares as may be permissible without any amendment or modification hereof.

                  (d) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW RULES.

                  (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                           If to Grantee to:

                                    Quintiles Transnational Corp.
                                    4709 Creekstone Drive
                                    Riverbirch Building, Suite 200
                                    Durham, NC  27703
                                    Attention: General Counsel
                                    Telecopier No.: (919) 941-9113

                                    with a copy to:

                                    Smith, Anderson, Blount, Dorsett,
                                        Mitchell & Jernigan, L.L.P.
                                    2500 First Union Capitol Center
                                    Raleigh, NC  27601
                                    Attention: Gerald F. Roach, Esq.
                                    Telecopier No.: (919) 821-6800

                           If to Issuer to:

                                    Pharmaceutical Marketing Services Inc.
                                    45 Rockefeller Plaza, Suite 912
                                    New York, NY 10111
                                    Attention: General Counsel
                                    Telecopier No.: (212) 841-5760

                                    with a copy to:

                                    Reboul, MacMurray, Hewitt, Maynard & Kristol
                                    45 Rockefeller Plaza
                                    New York, NY 10111
                                    Attention:  Robert A. Schwed, Esq.
                                    Telecopier No.: (212) 841-5725

                  (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

                  (h) Assignment. Grantee may assign this Agreement in whole to any affiliate of Grantee at any time. Except as provided in the next sentence, Grantee may not, without the prior written consent of Issuer (which shall not be unreasonably withheld), assign this Agreement to any other person. Upon the occurrence of a Purchase Event, Grantee may sell, transfer, assign or otherwise dispose of, in whole at any time, its rights and obligations hereunder. In the case of any sale, transfer, assignment or disposition of this Option, Issuer shall do all things reasonably necessary to facilitate such transaction. This Agreement shall not be assignable by Issuer except by operation of law. Subject to the preceding sentence, this

Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                  (i) Representations and Warranties. The representations and warranties contained in Sections 3.01(a) and 3.02(a) of the Merger Agreement, and, to the extent they relate to this Stock Option Agreement, in Sections 3.01(c),(d), (p), (q) and (t) and 3.02(c) of the Merger Agreement, are incorporated herein by reference.


                  (j) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

                  (k) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

         IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first written above.


         PHARMACEUTICAL MARKETING SERVICES INC.



         By:      /s/ Warren J. Hauser
                  ---------------------------------
                  Name:      Warren J. Hauser
                  Title:     Vice President



         QUINTILES TRANSNATIONAL CORP.



         By:      /s/ James L. Bierman
                  ---------------------------------
                  Name:      James L. Bierman
                  Title:     Senior Vice President